UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Ocera Therapeutics, Inc.

(Name of Subject Company)

Ocera Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

67552A108

(CUSIP Number of Class of Securities)

Ocera Therapeutics, Inc.

555 Twin Dolphin Drive, Suite 615

Redwood City, California 94065

(650) 475-0150

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Mitchell S. Bloom, Esq.

Daniel Lang, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 813-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Ocera Therapeutics, Inc., a Delaware corporation (“Ocera” or the “Company”). The address of the Company’s principal executive office is 555 Twin Dolphin Drive, Suite 615, Redwood City, California 94065. The telephone number of the Company’s principal executive office is (650) 475-0150.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value of $0.00001 per share (the “Shares”). As of November 1, 2017, there were 26,514,134 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by MEH Acquisition Co. (“Purchaser”), a Delaware corporation and direct wholly-owned subsidiary of MAK LLC (“Parent”), a Delaware limited liability company and an indirect wholly-owned subsidiary of Mallinckrodt plc (“Mallinckrodt”), an Irish public limited company, to purchase all of the outstanding Shares at an offer price of (i) $1.52 per Share (the “Closing Amount”), net to the holder in cash, plus (ii) one non-transferrable contingent value right per Share (each, a “CVR”), which represents the contractual right to receive one or more payments in cash currently estimated to be up to $2.58 in the aggregate (“Contingent Consideration”), contingent upon the achievement of certain milestones (one (1) CVR together with the Closing Amount, or any higher amount per Share paid pursuant to the Offer, “Offer Price”) under a Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into among Parent, Continental Stock Transfer & Trust Company, as rights agent (the “Rights Agent”), and for limited purposes, Mallinckrodt, at or prior to the time that Purchaser accepts for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the “Offer Acceptance Time”), without interest (subject to limited exceptions specified in the CVR Agreement) and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Mallinckrodt, Purchaser and Parent with the United States Securities and Exchange Commission (the “SEC”) on November 9, 2017. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 1, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser, and for limited purposes, Mallinckrodt. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer, CVR Agreement, Tender Agreement (as defined below) and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be effected under Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Offer (other than Shares held (i) in the treasury of the Company or by Parent or Purchaser, which Shares shall be canceled and shall cease to exist, (ii) by a wholly-owned subsidiary of the Company or Parent (other than Purchaser) or a wholly-owned subsidiary of Purchaser, which Shares shall be converted into shares of the Surviving Corporation representing the same percentage ownership of the Surviving Corporation that such holder owned in the Company prior to the effective time of the Merger, and (iii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be canceled and converted into the right to receive an amount equal to the Offer Price in cash, without interest and less any applicable taxes required to be withheld.

In the event the Offer Acceptance Time occurs on or before December 31, 2017 and the Company’s cash and cash equivalents are insufficient to pay and fully discharge the Indebtedness (as defined in the Merger Agreement) and Transaction Expenses (as defined in the Merger Agreement) on or prior to closing (the “Closing Shortfall”) by more than $250,000, the aggregate amount payable pursuant to the first occurring Milestone Payment (as defined below) shall be reduced by the full amount of the Closing Shortfall. In the event the Offer Acceptance Time occurs after December 31, 2017 (the “Measurement Date”) and the Indebtedness and Transaction Expenses due and payable as if the closing were to occur on the Measurement Date exceed the Company’s aggregate balance of cash and cash equivalents as of December 31, 2017 by more than $250,000 (the “Measurement Date Shortfall”), the first occurring Milestone Payment shall be reduced by the full amount of the Measurement Date Shortfall.

Assuming the Effective Time occurs the week of December 11, 2017, which is the target Effective Time of the Merger, the Company does not currently anticipate there will be a Closing Shortfall. Given the uncertainty of timing of the Effective Time and the Company’s cash balances on such date, the Company cannot estimate with precision the amount of Closing Shortfall or Measurement Date Shortfall at this time, if any. The Company anticipates that for each $1,000,000 of Closing Shortfall or Measurement Date Shortfall, if any and as applicable, the per CVR amount payable upon satisfaction of the first Milestone set forth above, if any, will be reduced by approximately $0.04.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on November 9, 2017. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at the end of the day, one minute after 11:59 p.m., Eastern Time, on December 8, 2017, the date that is twenty (20) business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at 675 McDonnell Blvd., Hazelwood, Missouri 63042.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent or its respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company and Parent.

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in the Offer to Purchase are incorporated herein by reference. The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. The disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent and Purchaser, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that, any one or more of the Company’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Offer or the Merger at the Offer Acceptance Time or at the Effective Time, as the case may be).

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer contained in the Offer to Purchase does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, each director and executive officer of the Company, and certain funds affiliated with Domain Associates (each a “Tendering Stockholder”), entered into a Tender and Support Agreement (the “Tender Agreement”) with Parent and Purchaser, pursuant to which each Tendering Stockholder agreed, among other things, to tender his, her or its Shares and Company stock options that are exercised prior to the Offer Acceptance Time, if any (collectively, the “Subject Shares”), pursuant to the Offer. As of November 1, 2017, approximately 12.7% of the outstanding Shares are subject to the Tender Agreement.

Each Tendering Stockholder has also agreed in the Tender Agreement to be present (either in person or by proxy) at any annual or special meeting of the Company’s stockholders and to vote all of his, her or its Subject Shares (i) against any action, proposal, transaction or agreement in favor of any other acquisition, including a superior proposal, (ii) against any material change in the capitalization of the Company or any of its subsidiaries, or the corporate structure of the Company or any of its subsidiaries, and (iii) against any action, proposal, transaction or agreement that is intended, or would reasonably be likely to prevent, materially impede, materially delay or otherwise materially and adversely affect the Company’s, Parent’s or Purchaser’s ability to timely consummate the transactions contemplated by the Merger Agreement, including the Merger.

Each Tendering Stockholder has further agreed that after the Subject Shares are tendered pursuant to the Offer, such Tendering Stockholder will not withdraw tendered Subject Shares from the Offer unless the Tender Agreement is terminated in accordance with its terms. The Tender Agreement will automatically terminate on the earlier of (i) the Effective Time, and (ii) the termination of the Merger Agreement in accordance with its terms.

The representations, warranties and covenants contained in the Tender Agreement were made only for the purposes of the Tender Agreement, were made as of a specific date, were made solely for the benefit of the parties to the Tender Agreement and were not intended to be statements of fact but, rather, were negotiated as a method of allocating risk and governing the contractual rights and relationships among the parties to the Tender Agreement.

The foregoing summary and description of the Tender Agreement do not purport to be complete and are qualified in their entirety by reference to the Tender Agreement, a form of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Contingent Value Rights Agreement

At or prior to the Offer Acceptance Time, Parent and Mallinckrodt will enter into the CVR Agreement with the Rights Agent governing the terms of the Contingent Consideration. As provided in the Merger Agreement, each Share (other than the Excluded Shares (as defined in the Merger Agreement)) and each Share underlying an In the Money Option (as defined below), Company warrant (other than the Company warrants cancelled pursuant to the Merger Agreement) and Company restricted stock unit (“RSU”) immediately prior to the Effective Time, or the Offer Acceptance Time in the case of a Share validly tendered pursuant to the Offer, will be converted automatically into the right to receive, in addition to the Closing Amount, one (1) CVR, which represents the right to receive the Contingent Consideration if the milestones set forth below are achieved on or before December 31, 2029. The amounts of each of the payments under the CVR will be determined by dividing the aggregate milestone payment amounts set forth below, if achieved (as may be reduced by any payments to certain holders of Out of the Money Options (as defined below) or in the event of a Closing Shortfall or Measurement Date Shortfall, if any, each such aggregate milestone payment as may be adjusted, a “Milestone Payment”), by the number of CVRs outstanding on the Record Date (as defined in the CVR Agreement).

•	IV Milestone. Parent will be obligated to pay an aggregate amount equal to $10,000,000 upon the enrollment of the first patient in a Phase 3 clinical trial of an intravenous formulation of the Product (as defined in the CVR Agreement) by Parent, any of its affiliates or their respective licensee or sublicensee with respect to rights to develop or commercialize the Product (the “IV Milestone”).

•	Oral Milestone. Parent will be obligated to pay an aggregate amount equal to $15,000,000 upon the enrollment of the first patient in a Phase 3 clinical trial of an oral formulation of the Product by Parent, any of its affiliates or their respective licensee or sublicensee with respect to rights to develop or commercialize the Product (the “Oral Milestone”).

•	Product Sales Milestone. Parent will be obligated to pay an aggregate amount equal to $50,000,000 upon the first occurrence of the achievement of cumulative Product Sales (as defined in the CVR Agreement) in excess of $500,000,000, by Parent, any of its affiliates, or their respective licensee or sublicensee with respect to rights to develop or commercialize the Product (but not a distributor of the Product acting solely in the capacity as a distributor), or any combination thereto (the “Product Sales Milestone”).

Based on the current capitalization information of the Company, the maximum aggregate payment per CVR is currently estimated to be $2.58.

Assuming the Effective Time occurs the week of December 11, 2017, which is the target Effective Time of the Merger, the Company does not anticipate there will be a Closing Shortfall. Given the uncertainty of timing of the Effective Time and the Company’s cash balances on such date, the Company cannot estimate with precision the amount of Closing Shortfall or Measurement Date Shortfall at this time, if any. The Company anticipates that for each $1,000,000 of Closing Shortfall or Measurement Date Shortfall will reduce the per CVR amount payable upon satisfaction of the first Milestone set forth above, if any, by approximately $0.04 per CVR.

The right to the Contingent Consideration as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or other instrument and will not be registered or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser, the Company or any of their affiliates. There can be no assurance that any of the milestones set forth above will be achieved or that any holders of CVRs will receive payments with respect thereto.

The summary of the material provisions of the CVR Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the CVR Agreement, the form of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Confidentiality Agreement

On January 20, 2017, the Company and Mallinckrodt LLC, an affiliate of Mallinckrodt, entered into a Mutual Non-Disclosure Agreement, effective as of January 20, 2017 (the “Confidentiality Agreement”), pursuant to which, the Company and Mallinckrodt LLC agreed to keep confidential certain non-public information about the other parties in connection with the consideration of a possible transaction between Mallinckrodt LLC and the Company.

The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Certain of the Company’s executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Company’s Board of Directors (the “Board”) was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related Transactions.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see “—Information Regarding Golden Parachute Compensation” below, which is incorporated herein by reference and information contained in the section entitled “Executive Compensation” in the Company’s definitive proxy statement filed with the SEC on April 25, 2017.

Effect of the Merger on Capital Stock and Treatment of Equity Awards.

Certain directors and executive officers of the Company hold capital stock, as well as outstanding Company stock options and RSUs.

Shares

At the Effective Time of the Merger, each Share outstanding immediately prior to the Effective Time, other than Shares owned by the Company (or any direct or indirect subsidiary of the Company), Parent, Purchaser and holders who are entitled to and properly exercise appraisal rights under the DGCL, will be converted automatically into and will represent the right to receive (i) the Closing Amount, and (ii) one (1) CVR.

The following table sets forth (i) the number of Shares beneficially owned as of November 1, 2017, by each of the Company’s executive officers and directors, excluding Shares issuable upon the exercise of Company stock options and settlement of RSUs, and (ii) the aggregate Closing Amount that would be payable for such Shares. Holders of these Shares will also be entitled to the right to receive one (1) CVR per Share.

Name	Number of Shares Owned	Cash Consideration Payable in Respect of Shares ($)	Estimated Maximum Cash Payment for CVRs issued in Respect of Shares ($)(1)
Executive Officers
Linda S. Grais, M.D.	70,000	106,400	180,600
Michael Byrnes	13,000	19,760	33,540
Stan Bukofzer, M.D.	2,500	3,800	6,450

Directors
Willard H. Dere, M.D.	—	—	—
Steven P. James	—	—	—
Nina Kjellson	—	—	—
Anne M. VanLent	—	—	—
Eckard Weber, Ph.D.	356,688	542,166	920,255
Wendell Wierenga, Ph.D.	5,000	7,600	12,900

All of the Company’s current directors and executive officers as a group (9 persons)	447,188	$679,726	$1,153,745

(1)	Amount payable in respect of CVRs, assuming that the total payments under the CVR will be $2.58 per Share. As explained herein, each CVR is conditioned on achieving certain milestones which may not be achieved.

Equity-Based Incentive Awards

Stock Options

At the Effective Time, each Company stock option which has a per share exercise price that is less than the Closing Amount (each, an “In the Money Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time and not exercised, shall be canceled automatically in exchange for the right to receive, for each Share underlying such In the Money Option, (i) one (1) CVR, and (ii) an amount in cash, without interest and subject to deduction for any required withholding tax, equal to the excess, if any, of the Closing Amount over the per share exercise price of such Share, with the aggregate amount of such excess rounded down to the nearest cent.

At the Effective Time, each Company stock option other than an In the Money Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time and not exercised (an “Out of the Money Option”), shall be canceled automatically in exchange for the right to receive one or more cash payments, if any, from Parent with respect to each Share underlying such Out of the Money Option upon each Milestone Payment Date (as defined in the CVR Agreement) in an amount, without interest and subject to deduction for any required withholding tax, equal to (i) the amount by which the Per Share Value Paid (as defined in the Merger Agreement) exceeds the per share exercise price of such Share less (b) the amount of all payments previously paid with respect to such Shares on an earlier Milestone Payment Date, if any; provided, however, that any such Company stock option with respect to which the applicable exercise price per share is greater than $4.10 (the “Maximum Amount”) shall be cancelled as of the Effective Time in exchange for no consideration.

Restricted Stock Units

At the Effective Time, each outstanding RSU will vest in full and be canceled in exchange for the right to receive, for each Share underlying such RSU, (i) one (1) CVR, and (ii) an amount in cash, without interest and subject to deduction for any required withholding tax, equal to the Closing Amount, with the aggregate amount of such payment rounded down to the nearest cent.

The table below sets forth, for each of the executive officers and directors holding In the Money Options and/or RSUs as of November 1, 2017, (i) the aggregate number of Shares subject to such In the Money Options (whether or not such In the Money Option is vested or unvested) and RSUs, and (ii) the value of cash amounts payable in respect of such In the Money Options and RSUs on a pre-tax basis at the Effective Time, calculated by (a) in the case of Company stock options, multiplying the excess of the Closing Amount over the respective per share exercise prices of the applicable Company stock options by the number of Shares subject to such Company stock options, and (ii) in the case of RSUs, multiplying the Closing Amount by the number of Shares issuable in settlement of such RSUs. Each Share subject to an In the Money Option and RSU will also entitle the holder to receive one (1) CVR, with the total number of CVRs each individual is entitled to receive with respect to his or her In the Money Options and RSUs reflected in the table below. For purposes of this table, the cash value that is assigned to each CVR is $2.58, which is the estimated potential maximum amount payable under each CVR based on the current capitalization information of the Company.

Since September 10, 2017 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of the executive officers or directors have exercised their Company stock options, no Shares underlying RSUs held by such executive officers or directors have vested and none of the executive officers or directors have sold Shares received upon exercise of Company stock options or vesting of RSUs. The executive officers and directors may exercise their Company stock options prior to the Effective Time to the extent such stock options are vested in accordance with their terms, including any stock options that accelerate vesting effective immediately prior to the Effective Time to the extent the Company establishes procedures that will permit contingent exercises of such options.

	Vested In the Money Options			Unvested In the Money Options				Restricted Stock Units
Name	Number of Shares Underlying Vested In the Money Options	Exercise Price Per Share ($)	Cash Spread Value of Vested In the Money Options ($)	Number of Shares Underlying Unvested In the Money Options	Weighted- Average Exercise Price Per Share	Cash Spread Value of Unvested In the Money Options ($)	Total Option Cash Spread Value ($)	Number of Shares Underlying Restricted Stock Units	Total Cash Value of Restricted Stock Units ($)	Number of CVRs issued in respect of In the Money Options and Restricted Stock Units	Estimated Maximum Cash Payment for CVRs issued in respect of In the Money Options and Restricted Stock Units ($)
Executive Officers
Linda S. Grais, M.D.	73,622	0.67	62,579	—	—	—	62,579	230,000	349,600	303,622	783,345
Michael Byrnes	—	—	—	—	—	—	—	150,000	228,000	150,000	387,000
Stan Bukofzer, M.D.	—	—	—	—	—	—	—	200,000	304,000	200,000	516,000

Directors
Willard H. Dere, M.D.	—	—	—	—	—	—	—	12,500	19,000	12,500	32,250
Steven P. James	—	—	—	—	—	—	—	12,500	19,000	12,500	32,250
Nina Kjellson	—	—	—	—	—	—	—	12,500	19,000	12,500	32,250
Anne M. VanLent	—	—	—	—	—	—	—	12,500	19,000	12,500	32,250
Eckard Weber, Ph.D.	—	—	—	—	—	—	—	12,500	19,000	12,500	32,250
Wendell Wierenga, Ph.D.	—	—	—	—	—	—	—	12,500	19,000	12,500	32,250
All of our current directors and executive officers as a group (9 persons)	73,622	0.67	62,579	—	—	—	62,579	655,000	995,600	728,622	1,879,845

In addition to the In the Money Options described in the table above, the following executive officers and directors hold Out of the Money Options that will entitle such individual to the same cash payments required to be made with respect to a CVR on the above terms, all of which are vested or will become vested in connection with the transaction and consistent with the terms of the Company’s equity plan:

•	Linda Grais holds 160,000 option shares at $3.76 per share, 348,600 option shares at $2.98 per share and 289,200 option shares at $2.15 per share;

•	Michael Byrnes holds 75,000 option shares at $3.76 per share, 123,300 option shares at $2.98 per share and 102,300 option shares at $2.15 per share;

•	Stan Bukofzer holds 300,000 option shares at $3.06 per share and 208,350 option shares at $2.15 per share;

•	Willard Dere holds 20,000 option shares at $2.425 per share;

•	Steven P. James, Nina Kjellson, Anne Van Lent and Wendell Wierenga each hold 10,000 option shares at $3.76 per share and 12,500 option shares at $2.26 per share; and

•	Eckard Weber holds 10,000 option shares at $3.76 per share, 12,500 option shares at $2.26 per share and 5,984 option shares at $1.84 per share.

The aggregate estimated maximum cash payment in respect of these Out of the Money Options (equal to the excess of the Maximum Amount over the applicable exercise price per share, multiplied by the number of Out of the Money Options) is:

•	$1,008,772 for Linda Grais;

•	$363,081 for Michael Byrnes;

•	$718,283 for Stan Bukofzer;

•	$33,500 for Willard Dere;

•	$26,400 for Steven P. James, Nina Kjellson, Anne M. VanLent and Wendell Wierenga; and

•	$39,924 for Eckard Weber.

Existing Compensation Arrangements.

Employment Agreements

The Company is party to employment agreements with its executive officers that provide for change in control severance payments and benefits upon a termination of employment by the Company without cause, other than by reason of death or permanent disability, or by the executive officer for good reason, in either case within three month before, concurrently with, or within 12 months following the change in control (a “CiC qualifying termination”).

The Merger will constitute a change in control under the employment agreements. Upon a CiC qualifying termination, subject to the applicable executive officer executing and not revoking an effective general release of claims in favor of the Company and its related entities and agents, each executive officer would become entitled to the following:

•	a lump sum amount equal to 18 months of base salary for Linda Grais, and 12 months of base salary for Michael Byrnes and Stan Bukofzer, in each case less applicable tax withholdings;

•	a lump sum amount equal to 1.5 times, in the case of Linda Grais, and 1.0 times, in the case of Michael Byrnes and Stan Bukofzer, the percentage of base salary received as a bonus in the prior year multiplied by the base salary in the year of termination;

•	subject to the executive electing such coverage, the Company will pay for the executive’s medical, dental, and/or vision coverage under COBRA for up to 18 months for Linda Grais and 12 months for Michael Byrnes and Stan Bukofzer; and

•	full acceleration of time-based equity awards for the executive officers.

The employment agreements of certain executive officers provide that any “golden parachute” payments subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) will be reduced to the maximum amount that does not trigger the “golden parachute” excise tax unless the executive officer would be better off (on an after-tax basis) receiving all payments and benefits due and paying all applicable excise and income taxes. Accordingly, certain payments and/or benefits contingent on the Merger that may be made to any such executive officer may be reduced pursuant to such executive officer’s employment agreement.

For an estimate of the value of the payments and benefits described above that would become payable under the employment agreements with each of the Company’s named executive officers in the event of a qualifying termination event, see “—Information Regarding Golden Parachute Compensation,” and the assumptions set forth under that subheading, below.

2017 Bonus Payments

The Company has a discretionary practice to pay annual bonuses to every employee based upon the achievement of certain corporate goals as determined by the Compensation Committee in December of the applicable year. Given the timing of the Merger and the Company’s anticipated recommendation that the corporate goals would be deemed achieved for the 2017 fiscal year even without the consummation of the Merger, the Company may pay out the Company’s standard discretionary annual bonuses to its employees immediately prior to the closing of the Merger, including to its executive officers. The Company anticipates recommending that the amount payable to each individual employee will be calculated at 100% of such employee’s target, and is set forth in detail for the executive officers in the table below:

Name	2017 Bonus Amount ($)
Linda S. Grais, M.D.	260,000
Michael Byrnes	132,600
Stan Bukofzer, M.D.	168,560

Rule 14d-10(d) Matters

In connection with approving the Company’s entry into the Merger Agreement and the Transactions contemplated thereby, the Compensation Committee of the Company’s Board approved each agreement, arrangement or understanding that has been, or will be, entered into by the Company with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is paid to such officer, director or employee as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and otherwise took all necessary and appropriate actions to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Compensation Arrangements Entered Into in Connection with the Merger.

Pursuant to the Merger Agreement, except as otherwise agreed in writing between Parent and any current or former employee of the Company or any of its subsidiaries, Parent has agreed to honor the terms of existing employment agreements and, to the Company’s knowledge, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Purchaser, any of their affiliates or Parent, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Continuing Employee Benefits.

Pursuant to the Merger Agreement, except as otherwise agreed in writing between Parent and any current or former employee of the Company or any of its subsidiaries, Parent has agreed that for a period of one year following the Effective Time, Parent shall provide, or cause to be provided, to those employees of the Company or any of its subsidiaries who remain employed by Parent, Company or any of their subsidiaries cash compensation (including salary, bonus opportunities, commissions and severance, but excluding equity, equity-based and long-term incentive compensation) and benefits (including health, welfare and retirement benefits) that are substantially similar to those provided to similarly situated employees of Parent in the same or comparable geographic locations.

Indemnification and Insurance.

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Parent or the Surviving Corporation for a period of time following the Effective Time. Such indemnification and insurance coverage is further described in the section entitled “—Effect of the Merger on Director and Officer Indemnification and Insurance” below.

Information Regarding Golden Parachute Compensation.

The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers who were named executive officers in the Company’s most recent filing with the SEC under the Securities Act or Exchange Act that required disclosure pursuant to Item 402(c) of Regulation S-K (the “named executive officers”), that is based on or otherwise relates to the Offer and/or the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table below assumes that the closing of the Merger, and thus the date of the “change in control” as used below, occurred on November 1, 2017, that the employment of the named executive officer was terminated by the Company without cause or by the named executive officer for good reason on such date, that no amount of withholding taxes are applicable to any payments set forth in the table, that no payments are delayed for six months to the extent required under Code Section 409A and that no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Code Section 280G to such payments. The amounts set forth in the table are estimates, assuming that the CVRs will pay out at the maximum level. As a result of these assumptions and estimates, and the additional assumptions and estimates described in the footnotes accompanying this table, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the below table. For additional details regarding the terms of the payments described below, see the discussion above in the section entitled “—Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

Name	Cash(1) ($)	Equity(2) ($)	Benefits(3) ($)	Total ($)
Linda S. Grais, M.D.	1,150,500	1,132,945	23,148	2,306,593
Michael Byrnes	459,128	615,000	22,505	1,096,633
Stan Bukofzer, M.D.	591,786	820,000	5,093	1,416,879

(1)

Represents a payment equal to the sum of (i) 18 months’ base salary for Dr. Grais and 12 months’ base salary for Mr. Byrnes and Dr. Bukofzer and (ii) the percentage of base salary received as a bonus in the prior year multiplied by the base salary in the year of termination, in each case, at the rate in effect as of November 1, 2017, as described in more detail above in “—Arrangements between the Company and its

Executive Officers, Directors and Affiliates,”. However, if triggered, the actual severance amount would reflect the named executive officer’s base salary then in effect. The amounts are “double trigger” in nature (i.e., they are triggered by a CiC qualifying termination). Such amount is payable in a lump sum and is contingent on the named executive officer’s execution and non-revocation of a general release of claims in favor of the Company.
(2)	Represents the aggregate value of unvested In the Money Options and RSUs that will become vested upon consummation of the Merger, as described in more detail above in “—Arrangements between the Company and its Executive Officers, Directors and Affiliates.” Amounts in respect of the In the Money Options and RSUs are “single trigger” in nature and will be payable in connection with the Merger, whether or not the executive experiences a termination of employment. The named executive officers also hold Out of the Money Options that will entitle such individual to the same cash payments required to be made with respect to a CVR on the above terms, all of which are vested or will become vested in connection with the transaction and consistent with the terms of the Company’s equity plan. The aggregate estimated maximum cash payment in respect of the unvested Out of the Money Options that will become vested upon consummation of the Merger (equal to the excess of the Maximum Amount over the applicable exercise price per share, multiplied by the number of Out of the Money Options) is: $688,737 for Dr. Grais; $246,228 for Mr. Byrnes; and $458,543 for Dr. Bukofzer.
(3)	Represents the aggregate amount of all premiums payable for the continuation of the named executive officer’s health benefits for an 18 month period for Dr. Grais and a 12 month period for both Mr. Byrnes and Dr. Bukofzer, based on the cost of such premiums as of November 1, 2017, and assumes that the premiums will remain unchanged from their levels in effect on such date. The amounts are payable upon a CiC qualifying termination, as described in more detail above in “—Arrangements between the Company and its Executive Officers, Directors and Affiliates”.

Effect of the Merger on Director and Officer Indemnification and Insurance.

Pursuant to the Merger Agreement, Parent shall cause the Surviving Corporation to indemnify and hold harmless each present and former director and officer of the Company or its subsidiaries (each, an “Indemnified Party”) for six years after the Effective Time for any and all costs and expenses, judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any civil or criminal action in which such Indemnified Party may be involved as an officer or director of the Company or any of its subsidiaries or affiliates. Parent shall also cause the Surviving Corporation to advance expenses to the Indemnified Party (including fees and expenses of legal counsel), upon an undertaking to repay such expenses if it is ultimately determined that the Indemnified Party was not entitled to such indemnification.

Pursuant to the Merger Agreement, Parent shall, or shall cause the Surviving Corporation to, maintain directors’ and officers’ insurance for six years after the Effective Time in respect of acts or omissions occurring prior to the Effective Time, covering each director or officer currently covered by the Company’s officers’ and directors’ insurance policies, with coverage amounts that are no less favorable than the coverage provided under the Company’s existing policies. However, Parent shall not be required to spend in excess of 250% of the annual premiums currently paid by the Company for such insurance. The foregoing obligation to maintain directors’ and officers’ insurance shall be deemed to have been satisfied if the Company obtains prepaid “tail” or “runoff” policies prior to the Effective Time, which provide coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, provided, that the amount paid for such prepaid policies does not exceed 250% of the annual premiums currently paid by the Company for such insurance.

Section 16 Matters.

Pursuant to the Merger Agreement, the Company will take all reasonable steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Offer and

Merger by each director or officer of the Company who is subject to the reporting requirements of Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Effect of the Merger on Company Warrants.

At the Effective Time, each Company warrant, that is outstanding immediately prior to the Effective Time and not exercised, shall be canceled automatically in exchange for the right to receive, for each Share underlying such Company warrant, (i) one (1) CVR, and (ii) an amount in cash, without interest and subject to deduction for any required withholding tax, equal to the excess, if any, of the Closing Amount over the applicable exercise price for such Share, with the aggregate amount of such excess rounded down to the nearest cent; provided, however, that any such Company warrant with respect to which the applicable exercise price per share is greater than the Closing Amount shall be cancelled in exchange for no consideration.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board.

At a meeting held on November 1, 2017, after careful consideration, the Board, among other things, unanimously (i) determined that the Merger Agreement and the Transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of Delaware law, and (iii) recommended that holders of Shares accept the Offer and tender their Shares to Purchaser in the Offer.

The Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

A copy of the joint press release issued by Mallinckrodt and the Company, dated November 2, 2017, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(1)(F) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Transactions; Reasons for the Recommendation of the Board.

Background of the Transactions

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Board, a strategic committee of the Board (the “Strategic Committee”), members of Ocera management or Ocera’s representatives and other parties.

Ocera is a clinical stage biopharmaceutical company focused on the development and commercialization of OCR-002 (ornithine phenylacetate) in both intravenous (“IV”) and oral formulations. OCR-002 is an ammonia scavenger and has been granted orphan drug designation and Fast Track status by the U.S. Food and Drug Administration (the “FDA”) for the treatment of hyperammonemia and resultant hepatic encephalopathy (“HE”), in patients with acute liver failure and acute-on-chronic liver disease.

Ocera’s HE clinical development efforts include a Phase 2b STOP-HE clinical trial (“STOP-HE”), which completed enrollment in late 2016 and evaluated the safety and efficacy of the IV formulation of OCR-002 in resolving neurocognitive symptoms of acute HE in hospitalized patients with elevated ammonia. Ocera announced topline and post hoc data from the trial in the first quarter of 2017 and is readying to meet with the FDA to review the development program and discuss potential development paths forward.

Ocera is also currently evaluating its oral tablet form of OCR-002 in a Phase 2a clinical trial in patients with cirrhosis as a chronic use option to maintain remission of HE. Ocera currently expects the results of this clinical trial to be published by the end of 2017.

The current business of Ocera became a public company in July 2013 following the completion of its reverse merger with Tranzyme, Inc., a biotechnology company that completed its initial public offering in April 2011. As part of the ongoing evaluation of Ocera’s business, the Board, together with Ocera’s management and with the assistance of Ocera’s advisors, regularly reviews and assesses opportunities to achieve long-term strategic goals, including, among other things, partnerships and strategic alliances to enhance Ocera’s product candidate pipeline, potential opportunities for licensing arrangements, business combinations, acquisitions, dispositions, capital raising transactions, research and development programs and related costs, internal restructurings and other strategic alternatives. These reviews have included discussions as to whether the continued execution of Ocera’s strategy as a standalone company, including, more recently, in light of the regulatory uncertainty surrounding the development pathway for OCR-002 and the significant operational and capital structure changes, particularly the necessity to raise substantial amounts of capital, that would be necessary to continue to advance the development of OCR-002 into late-stage clinical trials, or the possible sale of Ocera to, or combination of Ocera with, a third party, offered the best avenue to enhance stockholder value, and the potential benefits and risks of any such course of action.

Throughout 2015 and 2016, Ocera engaged in regular business development meetings with biopharmaceutical companies regarding OCR-002, describing the unmet medical need, significant potential commercial opportunity and how the product candidate, if approved, could capture unmet need in both hospital and outpatient-based population. While Ocera believed there was interest in OCR-002, particularly among companies with gastrointestinal (“GI”) and/or liver franchises, and/or companies that have a commercial presence in the hospital setting, the general sentiment was that release of data from the Phase 2b STOP-HE clinical trial would be a necessary precursor to any serious discussions regarding an acquisition or other partnership or collaboration transaction. Discussions with financial investors regarding potentially significant capital raising transactions yielded similar conclusions. Accordingly, Ocera, including the Board, understood that it could not enter into an acceptable transaction prior to the release of the data from the Phase 2b STOP-HE clinical trial.

In December 2016, Ocera completed enrollment in its Phase 2b STOP-HE clinical trial, announced that topline data from the trial would be disclosed in the first quarter of 2017, and finished the year with cash and cash equivalents it projected to be sufficient to continue operations for 12 months, a time period Ocera believed important to allow sufficient runway to optimize its strategic options after its announcement of the Phase 2b STOP-HE data. Also in December 2016, Ocera arranged multiple meetings at the upcoming JPM Healthcare Conference in January 2017 (the “JPM Conference”), with representatives of certain pharmaceutical and biopharmaceutical companies and investors, to set the stage for discussions regarding potential strategic transactions and/or financings following the planned data release.

On January 5, 2017, Ocera announced positive results from a Phase 1 clinical trial of its oral formulation of OCR-002 in patients with cirrhosis.

From January 9 through January 12, 2017, Ocera conducted approximately 50 separate in-person meetings at the JPM Conference with institutional investors as well as large pharmaceutical companies, including Mallinckrodt, and other biopharmaceutical companies, including a private biopharmaceutical company (“Party A”), in which potential investment, partnership, collaboration and other strategic transactions were discussed. Over the following weeks, Ocera kept in contact with several other investors, pharmaceutical companies and biopharmaceutical companies that were not available to meet in person at the JPM Conference.

At the in-person Mallinckrodt meeting, which occurred on January 9, 2017, Ocera management met with members of Mallinckrodt’s science and business development teams, regarding a potential collaboration, partnership or other strategic transaction. Mallinckrodt conveyed its interest in hospital-based, rare disease opportunities, its belief that OCR-002 fit this profile, and how OCR-002 strategically fits within Mallinckrodt’s existing portfolio of renal and liver product candidates, particularly its late stage clinical candidate, terlipressin for hepato-renal syndrome.

At Ocera’s in-person meeting with Party A, which occurred on January 10, 2017, Ocera informed Party A of its OCR-002 program and the parties engaged in preliminary discussions about a potential strategic collaboration.

On the dates of Ocera’s in-person meetings with Mallinckrodt and Party A, Ocera’s stock price closed at $2.20 per share, a level at which the stock had generally been trading since July 2016. Assuming positive data from its Phase 2b STOP-HE trial, which Ocera expected would increase its stock price, the Board had authorized and directed Ocera to pursue raising capital and/or completing a strategic transaction following the planned data release.

From January 16 through January 25, 2017, Ocera conducted numerous telephone calls with pharmaceutical and biopharmaceutical companies, some of which expressed interest in entering into confidentiality arrangements, including Mallinckrodt and Party A. Ocera also participated in many follow-up calls with potential investors, investment bankers and analysts regarding a potential financing after announcement of data from the Phase 2b STOP-HE trial.

On January 20, 2017, Ocera and an affiliate of Mallinckrodt executed a confidentiality agreement (which did not contain a standstill provision) to facilitate sharing of confidential information between the parties in an effort to allow for continued discussion of a potential collaboration, partnership or other strategic transaction. Shortly after execution of the confidentiality agreement, Ocera provided Mallinckrodt with access to an online data room containing nonpublic information regarding Ocera.

Also on January 20, 2017, Ocera and Party A executed a confidentiality agreement (which did not contain a standstill provision) to facilitate sharing of confidential information between the parties in an effort to allow for continued discussion of a potential collaboration, partnership or other strategic transaction. Shortly after execution of the confidentiality agreement, Ocera provided Party A with access to an online data room containing nonpublic information regarding Ocera.

From January 26 through January 29, 2017, Ocera became unblinded to the data from its Phase 2b STOP-HE trial. Initial analysis showed the primary endpoint (time to improvement in HE symptoms) and one of the secondary endpoints (median time to complete response in HE) did not achieve statistical significance; however, there were positive trends on clinical improvement, especially at higher doses of OCR-002. In addition, the trial achieved statistical significance on a pre-specified endpoint, ammonia lowering (a biochemical measure potentially correlated with clinical improvement). Data from the STOP-HE trial also showed OCR-002 to be safe and well-tolerated.

On January 28, 2017 and January 29, 2017, Ocera’s Board held two telephonic meetings, in which management and Ocera’s legal counsel, Goodwin Procter LLP (“Goodwin”), participated. Management presented the data from the Phase 2b clinical trial in detail and answered numerous questions posed by members of the Board. Pursuant to a Board-approved communications plan, Ocera would present topline data and other material results from the STOP-HE trial in a press release, provide a commitment to release additional data after further post hoc analyses were completed and conduct a conference call pre-market on Monday, January 30, 2017. The data announcements would likely place near-term financing plans on hold. Management also updated the Board about its business development efforts, including its conversations with investors and biopharmaceutical companies at and following the JPM Conference. The Board discussed the importance of maintaining interest from biopharmaceutical companies, who the Board believed could take a nuanced view of the STOP-HE data and appreciate supportive evidence, despite the failure of the trial to achieve statistical significance in the primary endpoint. The Board authorized and directed management to continue discussions with interested biopharmaceutical companies regarding potential strategic transactions following the announcement of the results from its Phase 2b clinical trial. In addition, the Board authorized management to amend its operating plans to conserve cash and extend runway, while preserving critical activities, such as preparation of regulatory meetings regarding the IV formulation of OCR-002 and the continued development of the oral formulation of OCR-002. Furthermore, the Board authorized Ocera to use its “at-the-market” facility selectively and strategically, subject to subsequent approval by Ocera’s pricing committee of the Board established to oversee the “at-the-market” facility, to try to raise capital to extend runway if the price and volume of trading afforded reasonable opportunities to do so.

On January 30, 2017, Ocera issued a press release announcing the results of its Phase 2b STOP-HE clinical trial, and held a conference call, consistent with the communications plan approved by the Board at the January 29, 2017 meeting. On January 30, 2017, Ocera’s stock price fell to a low of $0.55 per share and closed trading at $0.60 per share. On February 7, 2017, Ocera’s stock price fell to a low of $0.52 per share.

From January 30, 2017 through February 2, 2017, Ocera conducted multiple calls with investors, analysts and potential strategic partners. Investor and analyst sentiment regarding the data was generally negative. Some indicated the failure to achieve the primary endpoint in the STOP-HE trial inserted substantial risk and uncertainty regarding the regulatory path forward. Others raised concerns about, among other things: (i) the number of additional clinical trials that would be necessary to achieve regulatory approval, (ii) the correlation between dosage of OCR-002 and clinical improvement, (iii) uncertainty around the design of a potential Phase 3 clinical trial, and (iv) the difficultly in interpreting the data due to the dosing regimens employed in the Phase 2b trial. Analysts lowered their price targets from an average of $8.75 per share, prior to the data announcement, to approximately $1.00 per share. Ocera recognized that raising capital in this environment would result in substantial dilution to existing stockholders, if financing was available at all.

Ocera’s conversations with potential strategic partners were generally more positive. Mallinckrodt and several other pharmaceutical and biopharmaceutical companies indicated their potential interest in re-engaging once Ocera completed its post hoc analysis. Some of the companies that Ocera met with at the JPM Conference stopped engaging in discussions concerning a potential strategic transaction after the release of the STOP-HE data, citing the uncertain regulatory pathway.

From February 6 through February 10, 2017, Ocera and its advisors continued to analyze the data from its Phase 2b STOP-HE clinical trial. Ocera also continued its dialogue with investors and strategic partners. Representatives of Ocera also had discussions with representatives of investment banks familiar with Ocera, all of whom confirmed that current financing opportunities for Ocera were limited to onerous terms that would result in substantial dilution to existing stockholders.

Around the same time, consistent with the directive that the Board gave at the telephonic meetings held on January 28, 2017 and January 29, 2017, Ocera management worked to amend its operating plans to conserve cash and extend runway, while preserving critical activities to advance the regulatory process for the IV formulation of OCR-002, advance the development of the oral tablet formulation of OCR-002 and conduct a pharmacokinetic/pharmacodynamic modeling study of OCR-002 (the “pK/pD Study”) in an effort to inform potential dosage levels and regimens for a potential Phase 3 clinical program of OCR-002. Ocera readied use of its “at-the-market” facility consistent with the Board’s directive. In the first two quarters of 2017, Ocera raised an aggregate of $4.3 million in gross proceeds from its “at-the-market” facility, which extended Ocera’s cash runway.

On or about February 9, 2017, Ocera began to receive increased interest from Party A. A senior executive of Party A contacted Ocera and expressed belief in the potential of OCR-002, understanding of the significant unmet medical need in HE, Party A’s development team’s expertise in similar therapeutic areas and strong financial backing. No proposal was made and the senior executive of Party A indicated that Party A was exploring possible opportunities to collaborate. The senior executive of Party A asked for access to extensive, sensitive confidential information of Ocera, beyond what was included in Ocera’s data room previously made available to Party A pursuant to the confidentiality agreement executed on January 20, 2017.

On February 13, 2017, Ocera’s chief executive officer attended the BIO CEO & Investor conference in New York and met with a number of investors and investment bankers. Ocera’s chief executive officer’s general impression from conversations at the conference was that a financing of significance would be highly dilutive to Ocera’s stockholders, if possible at all.

On February 17, 2017, Ocera conducted a due diligence call with members of Mallinckrodt’s clinical development team. On the same day, Ocera also met with Party A who discussed a potential strategic transaction, including a reverse merger, although no economics or other specific terms were discussed. Ocera management indicated its belief that Ocera would be willing to entertain potential strategic transactions of various structures, and emphasized the Board’s commitment to enhance value for Ocera’s stockholders.

From February 13 through March 3, 2017, Mallinckrodt, Party A and five other potential strategic partners, most of which were large pharmaceutical companies that Ocera met with at the JPM Conference, conducted due diligence on Ocera, including review of online data room materials and diligence calls with Ocera, pursuant to previously executed confidentiality agreements (which did not contain standstill provisions). At the same time, Ocera continued its multiple post hoc analyses of the STOP-HE data and commissioned work on the pK/pD Study. During this period, Ocera management periodically updated the Board on additional findings from the ongoing post hoc analysis of the STOP-HE data and status of discussions with potential strategic partners, including Mallinckrodt and Party A.

On March 8, 2017, Ocera issued a press release reporting the results of additional post hoc analyses of its Phase 2b STOP-HE clinical trial. These data confirmed OCR-002’s ability’s to lower ammonia among subjects with HE and that ammonia reduction has a statistically significant correlation with clinical improvement. On March 9, 2017, Ocera’s stock price closed at $1.89 per share.

From March 13 through March 31, 2017, Ocera and five of the potential strategic partners noted above, including Mallinckrodt and Party A, conducted diligence calls regarding the post hoc analyses.

On March 16, 2017, Ocera held a regularly scheduled meeting of the Board, in which management and Goodwin participated. The Board discussed the risks, challenges and strategic opportunities facing Ocera, taking into consideration the topline results of the Phase 2b clinical trial, the results of the more recent post hoc findings, the near-, mid- and long-term cash requirements, and the low likelihood that third parties would be interested in providing equity financing to Ocera at attractive valuations that would not be significantly dilutive to existing Ocera stockholders. Management then updated the Board on recent discussions regarding potential strategic transactions with the pharmaceutical and biopharmaceutical companies who were engaged in active diligence or conversations with Ocera’s management, including Mallinckrodt and Party A. Following this update, the Board determined that it would be appropriate for Ocera to retain a financial advisor to assist the Board in its evaluation of strategic alternatives available to Ocera, including interest from Mallinckrodt, Party A and others to date, and manage a strategic review process, including contacting more parties beyond those that had expressed initial interest, in an effort to increase competition and enhance stockholder value. The Board authorized and directed management to interview several financial advisors and, once a potentially acceptable indication of interest was received by Ocera from a strategic partner, to engage its choice, subject to approval by the Strategic Committee. Representatives of Goodwin reviewed with the Board its fiduciary duties in the context of evaluating a possible sale of Ocera. At this meeting, the Board also determined that, solely for convenience and agility purposes, the Strategic Committee should assist the full Board in exploring a potential strategic transaction, including a possible sale transaction or financing transaction. The Strategic Committee consisted of Eckard Weber, Anne VanLent and Steven James, all of whom are nonexecutive, independent directors, and have significant experience with strategic transactions. The Board approved the authority of the Strategic Committee to oversee the strategic exploration process and the engagement of a financial advisor, and, in between meetings of the full Board, to give direction to management, Ocera’s financial and legal advisors and to lead on behalf of Ocera (or to give guidance to Ocera’s representatives and management in connection with) any negotiations with potentially interested parties and periodically to brief the full Board on the status of the strategic exploration process. All of the directors of Ocera were invited to participate in the meetings of the Strategic Committee, which met 18 times between March 16 and November 1, 2017, in addition to 10 Board meetings held during that period.

From April 1 through April 21, 2017, Ocera and several potential strategic partners, including Mallinckrodt and Party A, conducted diligence calls and meetings.

From April 1 through April 7, 2017, members of Ocera management, after discussions with members of the Strategic Committee and the Board, interviewed representatives of four investment bank candidates, one of which was MTS Health Partners, L.P. (collectively with its affiliate MTS Securities LLC, “MTS”), to discuss Ocera, its future prospects, and the evaluation of strategic alternatives that might be available to Ocera in light of the potential interest expressed by Mallinckrodt, Party A and others. Ocera contacted MTS due to that firm’s qualifications, expertise, reputation and knowledge of Ocera and the industry in which Ocera operates and MTS’s experience in similar situations. MTS confirmed that it had no conflicts with the several potential strategic partners, including Mallinckrodt and Party A, that were engaged in conversations with Ocera.

On April 4, 2017, Party A sent Ocera a preliminary non-binding term sheet outlining a stock-for-stock combination via a “reverse merger” transaction, which if consummated would have left existing Ocera stockholders with as little as 20% of the combined company’s stock, to be determined following additional due diligence by Party A, prior to a contemplated $80 million financing of the combined company.

On April 7, 2017, the Strategic Committee held a special meeting in which members of management participated. At the meeting, management updated the Strategic Committee on the recent proposal received by Party A and reported on their meetings with the four investment bank candidates. Following discussion, the Strategic Committee determined to engage MTS as Ocera’s financial advisor to assist the Board in its evaluation of a business combination transaction and other strategic alternatives. The Strategic Committee authorized management to finalize a customary engagement letter with MTS, which was subsequently executed by Ocera and MTS on April 19, 2017. After discussing Party A’s preliminary non-binding term sheet outlining its proposed a stock-for-stock combination via a “reverse merger” transaction, including the low probability that Ocera’s stockholders would recognize any material value in such a transaction, the Strategic Committee directed management to communicate to Party A that Ocera did not find the proposal attractive.

On April 25, 2017, the Strategic Committee held a meeting to discuss, among other things, the exploration of a strategic process. Members of management and MTS were present. Management reviewed its business development efforts to date. MTS reviewed with the Strategic Committee 34 companies, inclusive of those parties that Ocera had previously been in dialogue with, including Mallinckrodt and Party A, that might be contacted concerning a potential strategic transaction. The companies were selected based on the review of numerous factors by the Strategic Committee and management, including biopharmaceutical companies with acute care and/or a GI or liver focus; each company’s potential interest in an acquisition of Ocera given such company’s industry position and perceived strategic priorities; such company’s financial strength and resources to pursue and consummate a strategic transaction in a timely manner; the risk of potential leaks in engaging with such company; and such company’s experience in completing large transactions. The Strategic Committee approved a list of 34 companies and determined that MTS should contact each of the companies on a confidential basis to gauge its interest in a potential acquisition of Ocera. Financial sponsors were not included because the Board concluded that the pre-revenue profile of Ocera was inconsistent with the type of acquisition targets pursued by financial sponsors. Representatives of MTS then discussed with the Strategic Committee its views on the overall timetable for the sale process, the materials that would be provided to bidders and at what stages, and other related matters. The group established a goal of pursuing an acquisition of Ocera at the highest possible price prior to planned end-of-year regulatory meetings to mitigate OCR-002 development and regulatory risk and avoid negotiating and consummating a deal from an adverse cash position.

From April 25, 2017 to May 1, 2017, at the direction of the Strategic Committee, MTS contacted each of the 34 potential strategic partners identified by the Strategic Committee, 15 of which executed a confidentiality agreement (without standstill provisions) with Ocera (or already had one in place). The other 19 potential strategic partners declined to execute a confidentiality agreement or conduct further conversations due to lack of strategic fit, regulatory uncertainty for OCR-002 and/or unwillingness to dedicate the necessary time and resources to pursue a strategic transaction.

On May 9, 2017, Ocera filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, and issued its earnings release, both of which announced additional results from its ongoing post hoc analysis of the Phase 2b STOP-HE clinical data. Ocera also held a customary earnings call. These data announced in Ocera’s Form 10-Q and earnings release confirmed that among subjects in the STOP-HE trial with significant elevated ammonia levels at baseline, those who received OCR-002 showed a statistically significant reduction in time to improvement in HE symptoms compared to subjects who received placebo (the primary endpoint for the trial). On that day, Ocera’s stock price traded down to a low of $1.20 per share.

From May 9, 2017 through May 17, 2017, Ocera conducted numerous diligence calls with potential strategic partners, including Mallinckrodt, regarding the new post hoc analysis and other relevant matters. Mallinckrodt’s diligence calls also covered intellectual property, clinical development, CMC and commercial operations, and other issues. During this time, approximately ten other potential strategic partners began due diligence on Ocera and approximately five parties indicated that they would not be moving forward, citing regulatory uncertainty and an inability to dedicate the necessary resources to proceed in a timely matter. Mallinckrodt indicated that it anticipated delivering a written proposal regarding the acquisition of Ocera later in May 2017.

On May 22, 2017, Ocera received a preliminary non-binding letter of intent for an acquisition of Ocera by Mallinckrodt. The proposal included a cash payment $55 million upfront with a total potential consideration of $250 million to $300 million, with the contingent consideration to be paid upon the occurrence of certain unspecified clinical and regulatory milestones with respect to the IV and oral formulations of OCR-002. Mallinckrodt’s preliminary non-binding letter of intent was subject to completion of due diligence, requested 45 days of exclusivity and asked for a response by early June 2017.

On May 25, 2017, the Strategic Committee held a meeting to discuss the recent proposal from Mallinckrodt. Members of management, MTS and Goodwin were present. After extensive discussion, the Strategic Committee determined that (i) Ocera was not prepared to grant exclusivity, (ii) the upfront consideration needed to be higher and (iii) additional detail was needed to clarify how and when the contingent payments would become due and payable. Following the directive of the Strategic Committee, MTS reported the message back to Mallinckrodt. Management of Ocera updated the Board of the same.

On June 20, 2017, Ocera held its regularly scheduled annual meeting of stockholders and second quarter Board meeting, in which management, MTS and Goodwin were present. At the Board meeting, MTS reviewed the status of the ongoing strategic process. Seven pharmaceutical and biopharmaceutical companies that had executed confidentiality agreements (without standstill provisions) were actively conducting due diligence, including Mallinckrodt and Party A. Seven other biopharmaceutical companies that had executed confidentiality agreements were in earlier stages of due diligence and 20 biopharmaceutical companies had passed on the opportunity, citing concerns regarding lack of regulatory clarity for OCR-002, lack of strategic fit with existing pipelines and inability to dedicate sufficient resources to timely execute a potential transaction. Representatives of MTS discussed preliminary financial matters regarding the latest letters of intent provided by Mallinckrodt on May 22, 2017 and Party A on April 4, 2017, as well as preliminary views on valuation. The Board approved management’s projections of Ocera as a standalone company. Representatives of Goodwin reviewed with the Board its fiduciary duties in the context of evaluating the preliminary indications of interest concerning a possible sale of Ocera. Although the Board believed that the preliminary indications of interest from Mallinckrodt on May 22, 2017 was in a range that would provide significant value to Ocera stockholders, the Board discussed how best to further enhance stockholder value. Following this discussion, the Board directed Ocera and MTS to continue negotiations with Mallinckrodt and Party A and work to generate interest from others. On the date of the meeting, Ocera’s stock closed at $0.99 per share. As a result, the Board did not believe that raising significant capital was a viable option for Ocera at this time.

On June 22, 2017, Ocera and Party A’s clinical team conducted an in-person due diligence meeting.

On June 23, 2017, Ocera and Mallinckrodt’s clinical team conducted an in-person due diligence meeting.

On June 30, 2017, Ocera received a revised non-binding letter of intent for an acquisition of Ocera by Mallinckrodt. The updated proposal included a $57 million upfront cash payment with a total potential cash consideration of $604 million. Of the contingent consideration, (i) $10 million would be payable upon satisfaction of a development milestone, (ii) up to an aggregate of $217 million would be payable upon regulatory approvals of OCR-002 for specific indications in the United States and Europe and (iii) up to an aggregate of $320 million would be payable upon the satisfaction of annual commercial sales milestones. Mallinckrodt also noted that its revised non-binding letter of intent was subject to completion of due diligence and that Ocera was expected to have a minimum cash balance of $3 million assuming a closing by September 30, 2017. Mallinckrodt requested 45 days of exclusivity and asked for a response by July 14, 2017.

On July 5, 2017, Ocera held a special meeting of the Board, in which management, MTS and Goodwin were present, to review the revised non-binding proposal from Mallinckrodt and the status of discussions with other strategic partners, and identified those parties that had dropped out of the process since the June 20, 2017 Board meeting. MTS presented the recent Mallinckrodt proposal in detail and, among other financial analyses, described the net present value implied by Mallinckrodt’s proposal. Although the Board believed that the revised proposal by Mallinckrodt would provide substantial value to Ocera stockholders, the Board discussed how best to further enhance stockholder value through the next phase of the strategic process and encourage other parties to bid. Following this discussion, the Board directed MTS to submit bid process letters to the seven remaining biopharmaceutical companies engaged in active due diligence, including Mallinckrodt and Party A, and ask them to submit updated proposals by July 14, 2017. Promptly after the meeting, MTS contacted the seven biopharmaceutical companies as noted above.

By the July 14, 2017 deadline, only two of the seven biopharmaceutical companies contacted by MTS following the July 5, 2017 Board meeting submitted proposals, Mallinckrodt and Party A. The other five parties indicated that they would not be submitting proposals due, in part, to issues uncovered in diligence, including, but not limited to, lack of regulatory clarity regarding the development path for OCR-002, concerns about market size if OCR-002 were to be commercialized and inability to dedicate adequate resources to negotiate and execute a transaction on Ocera’s desired timeline.

On July 14, 2017, Ocera received a revised non-binding letter of intent for an acquisition of Ocera by Mallinckrodt. The updated proposal included a $65 million upfront cash payment with a total potential cash consideration of $532 million. Of the contingent consideration, (i) up to an aggregate of $217 million would be payable following receipt of certain regulatory approvals of OCR-002 for specific indications in the United States and Europe and (ii) up to an aggregate of $250 million would be payable upon the satisfaction of annual commercial sales milestones. Mallinckrodt reiterated that the offer was subject to completion of due diligence and that Ocera was expected to have a minimum cash balance of $3 million assuming a closing by September 30, 2017. Mallinckrodt requested 45 days of exclusivity and asked for a response by the end of July 2017.

Also on July 14, 2017, Party A submitted a revised proposal, which included an upfront payment of approximately $39 million in cash with potential contingent cash payments of up to $80 million. Expressed on a per share basis, the proposal consisted of (i) $1.50 per share of Ocera upfront, (ii) up to $2.00 per share payable following receipt of certain regulatory approvals of OCR-002 for specific indications, with explicit label requirements, in the United States and (iii) $1.00 per share upon the satisfaction of an annual commercial sales milestone. The proposal further noted that (i) financing for the acquisition would come from new or existing investors in Party A, (ii) Ocera was expected to pay all transaction expenses and employment compensation related to the transaction and (iii) the proposal was subject to additional corporate, legal, financial and clinical due diligence.

On July 17 2017, the Strategic Committee held a meeting to discuss the recent proposals from Mallinckrodt and Party A. Members of management, MTS and Goodwin were present. After extensive discussion, the Strategic Committee believed that, given the wide disparity in value of the two offers, the preferred approach would be for MTS to engage directly with Mallinckrodt, inform Mallinckrodt that although its offer was still unacceptable, it was the closest to what the Board believed would acceptable of all offers received to date, make counterproposals for an increased upfront payment and a commercial sales milestone payment, work with Goodwin to deliver forms of definitive documentation and work expeditiously towards execution.

On July 18, 2017, Ocera held a special meeting of the Board, in which management, MTS and Goodwin were present, to review the revised proposals from Mallinckrodt and Party A and the status of discussions with other strategic partners. MTS presented the recent Mallinckrodt and Party A proposals in detail and, among other financial analyses, described the net present value implied by both proposals. The Strategic Committee recommended to the full Board the course of action discussed in its meeting the day before. The Board decided that, because Mallinckrodt’s offer was superior to Party A’s, the preferred approach would be for MTS to counter directly to Mallinckrodt, asking for an additional $10 million in upfront consideration and another commercial sales milestone ($10 million in cash upon $100 million in net sales of OCR-002), and note that if Mallinckrodt agreed to satisfactory terms, Ocera would move expeditiously to execute and consummate the transaction.

On July 19, 2017, MTS communicated the counterproposals determined by the Board and set forth above to Mallinckrodt and noted that initial drafts of the principal transaction documents—a merger agreement and contingent value rights (“CVR”) agreement—would be delivered by Ocera to Mallinckrodt by July 21, 2017. Representatives of Mallinckrodt indicated that they would need additional time to respond in order to conduct more due diligence, including diligence related to the pK/pD Study and their level of confidence that it will be possible to take OCR-002 directly into a Phase 3 clinical trial without the need to conduct one or more additional dose-ranging clinical trials.

On July 21, 2017, Ocera delivered drafts of merger agreement and CVR agreement, prepared by Goodwin in consultation with Ocera and MTS, consistent with the terms set forth in Mallinckrodt’s July 14, 2017 proposal. The draft merger agreement contemplated, among other things, a one-step merger transaction, without a tender offer component, and a company termination fee equal to 2.0% of aggregate upfront consideration. The form of CVR agreement set forth the material terms included in Mallinckrodt’s July 14, 2017 proposal.

On July 25, 2017, Party A submitted a revised proposal, which mirrored the structure of its July 14, 2017 proposal, including the same upfront payment of approximately $39 million in cash, but increased the potential contingent cash payments to up to $111 million. Expressed on a per share basis, the proposal consisted of (i) $1.50 per share of Ocera upfront, (ii) up to $2.50 per share would be payable following receipt of certain regulatory approvals of OCR-002 for specific indications, with explicit label requirements, in the United States and (iii) $1.50 per share upon the satisfaction of an aggressive annual commercial sales milestone. The proposal further noted that (i) financing for the acquisition would come from new or existing investors in Party A, (ii) Ocera was expected to pay all transaction expenses and employment compensation related to the transaction and (iii) the proposal was subject to additional corporate, legal, financial and clinical due diligence.

On July 28, 2017, the Strategic Committee held a meeting to discuss the recent proposal from Party A. Members of management and MTS were present. After extensive discussion, the Strategic Committee noted that Mallinckrodt’s offer remained the far more attractive proposal, including because of the higher upfront cash and aggregate potential contingent consideration, but directed MTS and Ocera to continue dialogue with Party A in order to determine if its offer could be improved.

On August 5, 2017, Bryan Cave LLP (“Bryan Cave”), Mallinckrodt’s legal advisor, sent a summary issues list related to Ocera’s initial draft of the merger agreement provided on July 21, 2017 to Goodwin.

On August 8, 2017, following direction from the Strategic Committee, Ocera met with the Party A to discuss its proposal. Party A raised concerns about the potential Phase 3 clinical trial design for the IV formulation of OCR-002, in light of the failure of Ocera’s Phase 2b STOP-HE clinical trial to meet its primary endpoint, the lack of regulatory clarity, mixed views on the market opportunity and potential safety concerns raised by the data.

From August 9, 2017 through August 14, 2017, Mallinckrodt continued its due diligence of Ocera, including through a number of calls between members of the respective management teams.

On August 25, 2017, Mallinckrodt submitted a revised letter of intent to Ocera with a significant reduction in deal economics. The updated proposal included a $45 million upfront cash payment without any potential contingent consideration. Mallinckrodt reiterated that the offer was subject to completion of due diligence and that Ocera was expected to have a minimum cash balance of $3 million assuming a closing by September 30, 2017. Mallinckrodt requested 45 days of exclusivity and asked for a response by September 1, 2017. Ocera’s and MTS’s conversations with Mallinckrodt indicated the reduction was a result of Mallinckrodt’s then current belief, based in part on the results of the pK/pD Study, that the IV formulation of OCR-002 would require another Phase 2 clinical trial to establish the optimal dose before the program could advance to Phase 3 clinical trials.

On August 27, 2017, Ocera held a special meeting of the Board, in which management, MTS and Goodwin were present, to discuss the revised proposals from Mallinckrodt and Party A and to determine the best strategy moving forward. MTS presented the recent proposals in detail and, among other financial analyses, described the net present value implied by Mallinckrodt’s and Party A’s most recent proposals. In light of the feedback from potential partners, management revised and the Board approved revised financial projections of Ocera as a standalone company prepared by management. The Board was disappointed in the significant reduction in economics in Mallinckrodt’s revised August 25, 2017 proposal, but believed that the revised proposal by Party A was in a range that would provide value to Ocera stockholders and that it might be possible to improve Mallinckrodt’s offer through negotiation. The Board discussed how best to further enhance stockholder value through the next phase of the strategic process. Following this discussion, the Board directed MTS to request that Mallinckrodt and Party A to submit “best and final” offers by September 8, 2017 along with markups of Ocera’s form of merger agreement and CVR agreement.

From August 28, 2017 through September 4, 2017, MTS requested that Mallinckrodt and Party A submit their “best and final” offers by September 8, 2017, and MTS delivered bid drafts of merger agreement and CVR agreement to Party A. These drafts removed all of the economic terms that were specific to the Mallinckrodt offer set forth in the documents delivered on July 21, 2017. However, like the drafts sent to Mallinckrodt on July 21, 2017, the drafts sent to Party A on September 4, 2017 contemplated a one-step merger transaction. MTS instructed Mallinckrodt to deliver revised versions of the July 21, 2017 drafts along with its “best and final” proposal.

On September 8, 2017, Mallinckrodt submitted a revised letter of intent to Ocera and markups to the previously provided forms of merger agreement and CVR agreement. The updated proposal included a $40 million cash upfront payment with up to $15 million in contingent consideration, payable upon certain developmental milestones related to initiation of Phase 3 clinical trials of OCR-002. In particular, (i) $5 million would be payable if (A) the FDA confirmed that only one Phase 3 clinical trial would need to be completed prior to approval of the IV formulation of OCR-002 and (B) such trial were initiated by the end of 2018 and (ii) $10 million would be payable upon the initiation of a Phase 3 clinical trial for the oral formulation of OCR-002 by the end of 2020. Mallinckrodt reiterated that the offer was subject to completion of due diligence and that Ocera was expected to have a minimum cash balance of $3 million at closing, subject to certain assumptions and conditions. Mallinckrodt requested 45 days of exclusivity and asked for a response by September 22, 2017.

On September 9, 2017, Party A submitted an updated proposal, which mirrored the structure of its July 25, 2017 proposal, but with an increased upfront cash payment of approximately $43 million in cash and the same potential contingent payments of up to $111 million. Expressed on a per share basis, the proposal consisted of (i) $1.60 per share of Ocera upfront, (ii) up to $2.50 per share would be payable following receipt of certain regulatory approvals of OCR-002 for specific indications, with explicit label requirements, in the United States and (iii) $1.50 per share upon the satisfaction of an annual commercial sales milestone of OCR-002. The proposal further noted that (i) financing for the acquisition would come from new or existing investors in Party

A, (ii) Ocera was expected to pay all transaction expenses and employment compensation related to the transaction and (iii) the proposal was subject to additional corporate, legal, financial and clinical due diligence.

Party A confirmed its remaining clinical due diligence was confirmatory, but emphasized its need to execute a 30-day exclusivity letter with Ocera in order to move forward. As an early-stage biopharmaceutical company, Party A insisted that exclusivity was necessary to enable it to dedicate the resources to complete financial and legal diligence and negotiate and execute the definitive documents. MTS and Party A discussed Ocera’s strong preference not to grant any exclusivity, but if absolutely necessary, a shorter-term exclusivity agreement that would allow Ocera to terminate if Party A reduced the price, introduced material adverse terms, including financing contingencies, or did not appear to be working expeditiously towards execution of the definitive documents, was potentially acceptable, subject to the Board’s or the Strategic Committee’s approval.

On September 12, 2017, Ocera held a special meeting of the Board, in which management, MTS and Goodwin were present, to discuss the revised proposals from Mallinckrodt and Party A and determine whether to grant exclusivity to Party A. The Board approved, in light of Party A’s superior offer, that Ocera could move ahead with execution of a two-week exclusivity agreement (with Ocera’s option to extend by up to one additional week) with Party A.

On September 13, 2017, Ocera executed a two-week exclusivity letter with Party A, extendable at Ocera’s option for up to one week if it believed Party A was working expeditiously and in good faith towards executing a transaction. The exclusivity letter allowed Ocera to terminate if Party A reduced the price, introduced material adverse terms (e.g. financing contingencies) or did not appear to be working expeditiously towards execution of the definitive documents. On the same date, MTS communicated to Mallinckrodt that Ocera had entered into exclusivity with another party.

From September 13, 2017 through September 26, 2017, Party A conducted extensive due diligence of Ocera’s business. Ocera participated in numerous diligence calls and responded to numerous diligence requests.

On September 20, 2017, Ocera held its regularly scheduled third quarter Board meeting, in which management, MTS and Goodwin were present. MTS reviewed the status of Ocera’s ongoing strategic process. MTS presented the latest letters of intent provided by Mallinckrodt on September 8, 2017 and Party A on September 9, 2017 and, among other financial analyses, described the economics of those proposals and reviewed management projections, which previously had been approved by the Board and described in the section entitled “—Certain Prospective Financial Information about Ocera Provided to Mallinckrodt, the Company’s Financial Advisor and the Board.” The meeting participants held an extensive discussion regarding the standalone plan in the event an acceptable transaction was unachievable. Management explained that prior discussions with investment banks indicated that raising material capital would be extremely dilutive to existing stockholders, if attainable at all. Although regulatory uncertainty was contributing to the current stock price, even if clarity from the FDA was obtained at planned end-of-Phase 2 meetings in the fourth quarter, there still existed a substantial “financial overhang” that would continue to make raising capital significant dilutive to existing stockholders and/or difficult. Based on these and other consideration, the Board concluded that the current Party A proposal provided greater value to stockholders than the standalone plan, and that the Mallinckrodt offer could potentially be improved if Party A were to withdraw its offer. In light of Ocera’s cash forecast and stock price, which made raising substantial capital extremely difficult, the Board believed an acquisition remained the best course to deliver enhanced value to stockholders. Consequently, the Board directed management and its advisors to continue to work towards consummating a transaction with Party A and attempt to negotiate with Mallinckrodt to improve its offer (if exclusivity expired and no deal with Party A was executed).

On September 26, 2017, Party A delivered to Ocera extensive revisions to the draft merger agreement and CVR agreement, and requested a one-week extension to the exclusivity letter. The revisions to the draft merger agreement and CVR agreement were generally consistent with Party A’s September 9, 2017 letter of intent.

On September 27, 2017, the Strategic Committee held a meeting to discuss the recent changes to the draft merger agreement and CVR agreement by Party A and Party A’s request to extend exclusivity. Members of management, MTS and Goodwin were present. After extensive discussion and in light of Party A’s changes to the draft merger agreement and CVR agreement and extensive diligence conducted since the initial grant of exclusivity, the Strategic Committee approved the extension of exclusivity to Party A by up to one week.

Later that day, Ocera and Party A agreed to extend exclusivity by up to one week.

On September 28, 2017, Ocera’s stock was “downlisted” from the Nasdaq Global Market to the Nasdaq Capital Market due to Ocera’s failure to comply with the minimum stockholders’ equity requirement of the Nasdaq Global Market.

On September 29, 2017, representatives of Ocera, including MTS and Goodwin, and Party A, including its attorneys, participated in a lengthy negotiation regarding the key issues of the draft merger agreement and CVR agreement.

On October 1, 2017, Goodwin delivered revised drafts of the principal transaction documents on behalf of Ocera reflecting the matters discussed on the September 29, 2017 teleconference.

On October 2, 2017, Party A withdrew its proposal for the acquisition of Ocera, citing concerns about the market potential for OCR-002, potential future generic competition and other issues originally communicated in Ocera’s August 8, 2017 meeting with Party A. The CEO of Party A confirmed his belief that OCR-002 is approvable and addresses an unmet need and that if there were interest from the Board to pursue an alternative structure, such as a licensing transaction, they would be open to discussion. The CEO of Party A did not provide specific terms or a timeline concerning any such alternative structure.

Later on October 2, 2017, a special meeting of the Strategic Committee was held, in which management, MTS and Goodwin were present. The Special Committee discussed Party A’s withdrawal of its acquisition offer, including the risks such withdrawal presented with respect to Ocera actually consummating a transaction after a lengthy process and what it would have meant for Ocera not to have executed a transaction after so many companies performed extensive due diligence. The Strategic Committee did not believe that starting from the beginning on a licensing or similar transaction with Party A was in the best interest of Ocera’s stockholders. The Special Committee directed MTS to reach out to Mallinckrodt, inform it of the expired exclusivity and determine whether Mallinckrodt was willing to improve its offer and move expeditiously towards execution and consummation of an acquisition.

On October 3, 2017, MTS reached out to Mallinckrodt, informed Mallinckrodt of the expired exclusivity and endeavored to determine whether Mallinckrodt was willing to improve its offer and move expeditiously towards execution and consummation of an acquisition. Mallinckrodt confirmed its continued interest and noted that its clinical diligence was virtually completed.

From October 3 through October 5, 2017, Ocera, including MTS, and Mallinckrodt discussed the principal terms of a potential transaction, including increasing the upfront consideration, allowing for contingent consideration if Mallinckrodt were able to advance the development of OCR-002 and the level of additional diligence needed by Mallinckrodt.

On October 6, 2017, Mallinckrodt submitted a revised letter of intent to Ocera with significant improvement on the economic and business terms from its September 8, 2017 proposal. The updated proposal included a $42 million upfront cash payment, or $1.52 per share, with up to $75 million in contingent cash consideration, payable upon certain developmental and sales milestones. In particular, (i) $10 million would be payable upon the initiation of a Phase 3 clinical trial for the IV formulation of OCR-002 (and derivatives thereof as described in the CVR Agreement), (ii) $15 million would be payable upon the initiation of a Phase 3 clinical trial for the oral formulation of OCR-002 (and derivatives thereof as described in the CVR Agreement) and (iii) $50 million would be payable on the achievement of $500 million in cumulative net sales of OCR-002 (and derivatives thereof as described in the CVR Agreement) by Mallinckrodt, its affiliates, sublicensees and other parties set forth in the CVR Agreement. Mallinckrodt reiterated that the offer was subject to completion of due diligence and that Ocera was expected to have a minimum cash balance of $3 million at closing, subject to certain assumptions and conditions. Mallinckrodt requested 45 days of exclusivity.

Later that day, Ocera held a special meeting of the Board, in which management, MTS and Goodwin were present, to discuss the revised proposal from Mallinckrodt. The Board authorized management and MTS to move ahead with negotiation and execution of a transaction with Mallinckrodt on terms materially consistent with the recent proposal as expeditiously as possible.

From October 6, 2017 through October 24, 2017, Mallinckrodt performed extensive due diligence on Ocera, including a number of due diligence calls regarding intellectual property, CMC, clinical and regulatory matters, financial matters and supply arrangements. On October 6, 2017, Ocera made available to Mallinckrodt, by inclusion in Ocera’s online data room, a subset of the financial information contained in the management projections provided to the Board and described in the section entitled “—Certain Prospective Financial Information about Ocera Provided to Mallinckrodt, the Company’s Financial Advisor and the Board.”

On October 24, 2017, Mallinckrodt indicated its desire to structure the acquisition as a tender offer followed by a second-step merger pursuant to Section 251(h) of the DGCL in an effort to consummate the acquisition as expeditiously as possible.

From October 24, 2017 through October 31, 2017, Ocera and its advisors, including MTS and Goodwin, and Mallinckrodt and its advisors, including attorneys and accountants, negotiated the definitive terms for the Offer and the Merger, including the Merger Agreement, CVR Agreement and Tender and Support Agreement (to be executed by all Ocera officers, directors and affiliates thereof) (collectively, the “Transactions”). Mallinckrodt continued its due diligence of Ocera. Ocera and Mallinckrodt agreed upon a waterfall model for payment of the consideration under the Merger Agreement and CVR Agreement.

On October 31, 2017, Ocera and Mallinckrodt reached a resolution with respect to the amount of cash Ocera was expected to have at closing. The merger agreement would provide that Ocera is responsible to repay all outstanding indebtedness under its existing credit facility with Silicon Valley Bank and Oxford Finance Corp. (the “Indebtedness”) and pay all transaction expenses related to the transaction (the “Transaction Expenses”). To the extent closing occurs on or before December 31, 2017 and Ocera’s cash is less than the aggregate Indebtedness and Transaction Expenses (the “Closing Shortfall”) by more than $250,000, the full amount of the Closing Shortfall will be reduced from the aggregate amount payable by Mallinckrodt upon satisfaction of the first achieved milestone under the CVR Agreement, if any. If closing occurs after the Measurement Date, Ocera will measure its cash and Indebtedness and Transaction Expenses as of the Measurement Date. To the extent such shortfall exceeds $250,000 as of the Measurement Date (the “Measurement Date Shortfall”), the full amount of the Measurement Date Shortfall will be reduced from the aggregate amount payable by Mallinckrodt upon satisfaction of the first achieved milestone under the CVR Agreement, if any.

On November 1, 2017, Ocera, Mallinckrodt, Goodwin, MTS and Bryan Cave completed negotiations of the definitive documents for the Transactions.

Later on November 1, 2017, after the stock market closed, the Board held a meeting to discuss and approve the Transactions. Members of management and representatives of MTS and Goodwin were present. Representatives of Goodwin reviewed the fiduciary duties of the Board in considering a potential sale of the company, led a discussion on the terms of the proposed merger agreement and advised the Board regarding a projected closing timetable should the Board approve the transaction with Mallinckrodt. At the meeting, representatives of MTS presented to the Board MTS’s financial analyses and rendered the oral opinion of MTS, subsequently confirmed by delivery of a written opinion of MTS dated November 1, 2017, to the Board to the effect that as of November 1, 2017, and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion, the Offer Price to be received by holders of Ocera stock (other than Parent, Purchaser and their respective affiliates, and holders of Excluded Shares) pursuant to the Transactions was fair, from a financial point of view, to such holders. Representatives of MTS informed the Board that MTS had no conflicts with respect to Mallinckrodt as, among other reasons, it had not performed any services or received compensation from Mallinckrodt or its affiliates in the last two years. After further discussing the advantages and risks of the proposed transaction that are described in the section entitled “—Reasons for the Recommendations of the Board,” and based on the discussions and deliberations at the November 1, 2017 and prior Board meetings, the Board unanimously: (i) determined that it is in the best interests of Ocera and the stockholders of Ocera, to enter into the Merger Agreement, the Offer and the Merger, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby in accordance with the DGCL, (iii) resolved to recommend that the stockholders of Ocera accept the Offer and tender their Shares to Mallinckrodt pursuant to the Offer and (iv) resolved that the Merger be effected under Section 251(h) of the DGCL.

Later in the evening on November 1, 2017, Ocera, Mallinckrodt, Parent and Purchaser executed the Merger Agreement and other definitive documents for the Transactions. On the same date, the Tendering Stockholders, Parent and Purchaser entered into the Tender Agreements.

In the morning of November 2, 2017, before the stock market opened, Ocera and Mallinckrodt jointly announced the execution of the definitive agreements for the Transactions.

Reasons for the Recommendation of the Board

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Board consulted with Ocera’s management, Goodwin and MTS. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of Ocera and its stockholders and to recommend that holders of shares accept the Offer and tender their shares in the Offer, the Board reviewed, evaluated, and considered a significant amount of information, numerous factors and benefits and risks of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Board recommends that the Ocera stockholders tender their shares in response to the Offer:

•	Offer Price. The Board considered:

•	the historical market prices, volatility and trading information with respect to the shares of Ocera common stock;

•	the recent historical trading prices of Ocera common stock, as compared to the aggregate potential merger consideration, including the fact that:

•	the $1.52 per share upfront offer price represents a premium of approximately 52% to the closing price of Ocera common stock of $1.00 on November 1, 2017, the last trading day before public announcement of the Transactions with Mallinckrodt, which also represents an approximately 42% premium over the volume weighted average closing Share price over the last 30 days prior to November 1, 2017; and

•	the maximum potential offer price per share under the Merger Agreement and CVR Agreement of $4.10 per share represents a premium of approximately 310% to the closing price of Ocera common stock of $1.00 on November 1, 2017, the last trading day before public announcement of the Transactions with Mallinckrodt, which also represents an approximately 284% premium over the volume weighted average closing share price over the last 30 days prior to November 1, 2017.

•	the fact that the upfront offer price and, if applicable, the contingent consideration if paid pursuant to the CVR Agreement, are in the form of cash, providing certainty, immediate value and liquidity to Ocera stockholders; and

•	the fact that Ocera believes the milestones under the CVR Agreement are reasonably attainable; bound by a commercially reasonable diligence efforts standard, Mallinckrodt need only initiate a Phase 3 clinical trial of the IV formation of OCR-002 (or derivatives thereof as described in the CVR Agreement) to trigger the additional $10 million cash payment under the CVR Agreement; Mallinckrodt need only initiate a Phase 3 clinical trial of the oral formulation of OCR-002 (or derivatives thereof as described in the CVR Agreement) to trigger the additional $15 million cash payment under the CVR agreement; and the $50 million sales milestone is triggered upon achievement of $500 million in cumulative net sales (as opposed to an annual target) of OCR-002 (or derivatives thereof as described in the CVR Agreement) by Mallinckrodt, its affiliates, sublicensees and other parties set forth in the CVR Agreement, each of which has until the end of 2029 to be achieved.

•	Ocera’s Operating and Financial Condition; Prospects of Ocera. The Board considered that the consideration to be received by Ocera stockholders in the Transactions provides greater certainty of value (and less risk) to Ocera stockholders relative to the potential trading price of Ocera common stock over a longer period after accounting for the long-term risks to Ocera’s business resulting from regulatory uncertainty regarding the continued development of OCR-002, including, but not limited to, the potential that the FDA might require one or more additional clinical trials of OCR-002 to determine the appropriate dose prior to initiation of a Phase 3 program, and the costs associated with conducting such additional trials, that Ocera would require additional capital in order to maintain its Nasdaq listing status, service its outstanding indebtedness, make payroll and pay other general corporate expenses, and substantial additional capital to execute on its long-term strategy (even if regulatory clarity is obtained), including the potentially dilutive impact to existing stockholders, the terms and structure of any such capital-raising transactions, the uncertainty surrounding the conduct of late-stage clinical trials in HE generally, whether such late-stage clinical trials would demonstrative sufficient efficacy and safety to warrant regulatory approval, and the execution risks associated with transforming a clinical-stage biopharmaceutical company focused on product development into a commercial biopharmaceutical company.

•	Strategic Alternatives. The Board considered its belief that the value offered to Ocera stockholders in the Offer and the Merger was more favorable to Ocera stockholders than the potential value of remaining an independent public company, and that 34 different parties were involved in the competitive processes, which entailed several rounds of bids, in an effort to obtain the best value reasonably available to stockholders, and that all parties other than Mallinckrodt declined interest in an acquisition of Ocera.

•	Negotiation Process. The Board actively sought proposals from other parties it believed were logical potential buyers (as more fully described above under the section entitled “—Background of the Transactions”). The Board considered the fact that the terms of the Merger Agreement were the result of robust arm’s-length negotiations conducted by Ocera, with the knowledge and at the direction of the Board, and with the assistance of independent financial and legal advisors. The Board believed based on extensive negotiations that the Offer Price was the highest price that Mallinckrodt was willing to pay and that the Merger Agreement and CVR Agreement contained the most favorable terms to Ocera to which Mallinckrodt was willing to agree.

•

MTS’s Fairness Opinion and Related Analyses. The Board considered the financial analyses presented to the Board by MTS’s oral opinion (which was subsequently confirmed in writing to the Board) that, as of November 1, 2017 and subject to the various assumptions, made, procedures followed, matters considered and qualifications and limitations set forth in its written opinion, the Offer Price to be received by holders of Ocera stock (other than Parent, Purchaser and their respective affiliates, and holders of Excluded Shares) pursuant to the Transactions was fair, from a financial point of view, to such holders. The full text of MTS’s written opinion, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken by MTS in connection with such opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. Ocera urges you to carefully read the MTS opinion, together with the description of such opinion under the section entitled “—Opinion of the Company’s Financial Advisor,” in its entirety.

•	Certain Prospective Financial Information. The Board considered certain limited prospective forecasts for Ocera prepared by Ocera management, which reflect an application of various assumptions of Ocera management. The Board considered the inherent uncertainty of attaining management’s prospective forecasts, including those set forth in the section entitled “—Certain Prospective Financial Information about Ocera Provided to Mallinckrodt, the Company’s Financial Advisor and the Board,” and that as a result Ocera’s actual financial results in future periods could differ materially from management’s forecasted results.

•	The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The Board considered the provisions of the Merger Agreement, including the agreed exclusions of certain events and conditions from the definition of “Company Material Adverse Effect,” the ability of Ocera under certain circumstances to entertain unsolicited proposals for an acquisition that would reasonably be expected to lead to an offer that is superior to the Offer and the Merger (including from potential purchasers previously identified in connection with Ocera’s strategic alternatives process, none of which are subject to standstill provisions that would prevent them from making such an offer), the ability of the Board under certain circumstances to withdraw or modify its recommendation that the holders of shares accept the Offer and tender their shares, including in connection with a superior offer, Ocera’s right to terminate the Merger Agreement under certain circumstances in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, the respective termination rights of Ocera and Mallinckrodt and the $1,680,000 termination fee payable by Ocera under certain circumstances (which the Board believed was reasonable relative to termination fees in transactions of a similar size), would not likely preclude competing bids and would not likely be payable unless the Board entered into a definitive agreement for a superior offer.

•	Conditions to the Consummation of the Offer and Merger; Likelihood of Completion. The Board considered that the consummation of the Offer is conditioned upon stockholders tendering and not validly withdrawing a sufficient number of shares such that Mallinckrodt will own at least a majority of the outstanding shares immediately following closing of the Offer. The Board considered the likelihood of the consummation of the Merger contemplated by the Merger Agreement if the shares tendered pursuant to the Offer are accepted for payment.

•	Tender Offer Structure; Timing of Completion. The Board considered the anticipated timing of the consummation of the Transactions, and the structure of the transaction as a cash tender offer (plus CVR) for all outstanding shares effected pursuant to Section 251(h) of the DGCL. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which Ocera’s business would be subject to the potential uncertainty of closing, related disruption or adjustments in purchase price due to Ocera’s cash position.

•	Extension of Offer Period. The Board considered that, subject to the termination rights set forth in the Merger Agreement, Purchaser must extend the Offer for one or more periods until May 1, 2018, if at any scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived (to the extent so waivable by Mallinckrodt).

•	Appraisal Rights. The Board considered the availability of statutory appraisal rights to Ocera’s stockholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the DGCL.

•	Business Reputation of Mallinckrodt. The Board considered the business reputation and capabilities of Mallinckrodt and its management and the substantial financial resources of Mallinckrodt, which the Board believed supported the conclusion that a transaction with Mallinckrodt could be completed relatively quickly and in an orderly manner. In addition, the Board believed that Mallinckrodt’s strategic vision as a patient-centric, innovation driven specialty pharmaceutical growth company focusing on severe and critical conditions, coupled with its development capabilities and commercial reach, make it an excellent partner to advance OCR-002, which increases the likelihood of payment of the contingent payments set forth in the CVR Agreement.

•	No Financing Contingency/Guaranty. Mallinckrodt is a large, publicly traded biopharmaceutical company. The Merger Agreement does not include a financing contingency. In addition, Mallinckrodt, the parent corporation of Parent and Purchaser, has agreed to guarantee all obligations of Parent and Purchaser under the Merger Agreement and CVR Agreement.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that previously had been identified and discussed by management of Ocera and the Board, including, but not limited to the following:

•	the fact that the Ocera stockholders will not be entitled to participate in any potential future benefit from Ocera’s execution of management’s standalone strategic business plan;

•	the Merger Agreement precludes Ocera from actively soliciting alternative transaction proposals and requires payment by Ocera of a $1,680,000 termination fee under certain circumstances, including in the event the Merger Agreement is terminated by Ocera to accept a superior offer;

•	the possibility that the Transactions, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, Ocera’s directors, management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, Ocera will have incurred significant transaction costs, Ocera’s relationships with its partners, employees and other third parties may be adversely affected and Ocera will need to raise substantial additional capital to continue as a standalone company, if such capital is available at all;

•	the possibility that no milestones under the CVR Agreement are ever achieved and Ocera’s stockholders may never receive any contingent payments;

•	the possibility of a reduction in the contingent consideration in the event of a Closing Shortfall or Measurement Date Shortfall;

•	the effect of the public announcement of the Merger Agreement, including effects on Ocera’s relationship with its partners and other business relationships;

•	the restrictions imposed by the Merger Agreement on the conduct of Ocera’s business prior to completion of the Offer which could delay or prevent Ocera from undertaking some business opportunities that may arise during that time;

•	the risk of litigation; and

•	the treatment of the consideration to be received by the holders of shares in the Offer and the Merger as taxable to the holders of shares for federal income tax purposes.

The foregoing discussion of the information and factors considered by the Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board. In view of the wide variety of reasons and factors considered, the Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the

Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have had decisions regarding or entered into any agreements or arrangements with Mallinckrodt or its affiliates regarding continued service with Mallinckrodt or its affiliates after the Effective Time, it is possible that Mallinckrodt or its affiliates may enter into employment or other arrangements with Ocera’s management in the future.

Opinion of the Company’s Financial Advisor.

The Company engaged MTS Health Partners, L.P., to provide financial advisory and investment banking services in connection with the Company’s consideration and evaluation of potential strategic alternatives. On November 1, 2017, MTS Securities LLC, an affiliate of MTS Health Partners, L.P. (collectively, “MTS”), rendered its oral opinion to the Board (which was subsequently confirmed in writing as of November 1, 2017), that, as of that date and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion, the Offer Price to be received by the holders of the Shares (other than Parent, Purchaser and their respective affiliates, and holders of Excluded Shares) pursuant to the Transactions was fair, from a financial point of view, to such holders.

The full text of the written opinion of MTS, which we refer to as the “MTS Opinion,” sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by MTS in connection with its opinion. The MTS Opinion is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the MTS Opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the MTS Opinion. The Company urges you to read carefully the MTS Opinion, together with the summary thereof in this Schedule 14D-9, in its entirety.

MTS provided its opinion for the information and assistance of the Board (in its capacity as such) in connection with its consideration of the Transactions. The MTS Opinion addressed solely the fairness, from a financial point of view, of the Offer Price to be paid to the holders of the Shares (other than Parent, Purchaser and their respective affiliates, and holders of Excluded Shares) pursuant to the Transactions. The MTS Opinion does not address the Company’s underlying business decision to proceed with the Transactions or the relative merits of the Transactions compared to other alternatives available to the Company. The MTS Opinion was not a recommendation to the Board as to how to vote or take any other action in connection with the Merger Agreement and is not a recommendation to any stockholder of the Company to take any action in connection with the Offer or the Merger, including, without limitation, whether any stockholder should tender his, her or its Shares in connection with the Offer, enter into any voting, stockholders’ or affiliates’ agreement with respect to the Offer, or exercise any dissenter’s or appraisal rights that may be available to any such stockholder.

In the course of performing its review and analyses for rendering the MTS Opinion, MTS:

(i)	reviewed the financial terms of the October 31, 2017, draft of the Merger Agreement (the “Draft Merger Agreement”);

(ii)	reviewed the financial terms of the October 31, 2017, draft of the CVR Agreement (the “Draft CVR Agreement”);

(iii)	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

(iv)	reviewed certain publicly available financial analyses and forecasts relating to the Company prepared by equity analysts who report on the Company;

(v)	reviewed certain internal financial analyses and forecasts prepared by and provided to MTS by the management of the Company relating to its business (the “Company Projections” and discussed in detail in “—Certain Prospective Financial Information about Ocera Provided to Mallinckrodt, the Company’s Financial Advisor and the Board” below);

(vi)	discussed with Company management the Company’s assessments as to the probability of achieving each of the milestones (the “Company POS”) giving rise to, and the projected payment dates of, the Contingent Consideration (the “Projected Contingent Consideration Payment Dates”), and assumed the accuracy thereof;

(vii)	conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (iii)-(vi) above, the other strategic alternatives considered or pursued by the Company since 2016, the likelihood of the Company being able to enter into partnership arrangements or obtain financing to the extent necessary to finance the Company’s strategic plan, and certain other matters MTS believed necessary or appropriate for its inquiry;

(viii)	compared the financial and operating performance of the Company with publicly available information concerning other publicly-traded companies and reviewed the current and historical market prices of the Common Stock and certain publicly traded securities of such other companies, in each case, that MTS deemed relevant;

(ix)	reviewed and analyzed the proposed financial terms of the Transactions as compared to the financial terms of certain selected business combinations and the consideration paid in such transactions that MTS deemed relevant;

(x)	reviewed and analyzed, based on the Company Projections and the Company POS, the cash flows generated by the Company to determine the present value of the Company’s discounted cash flows; and

(xi)	performed such other financial studies, analyses and investigations and considered such other information as MTS deemed appropriate for the purposes of the opinion set forth below.

In arriving at its opinion, MTS assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by MTS, and upon the assurances of the management of the Company that they were not aware of any material relevant developments or matters related to the Company or that may affect the Transactions that have been omitted or that remain undisclosed to MTS. The MTS Opinion does not address any legal, regulatory, tax or financial reporting matters, as to which MTS expressed an understanding that the Company has obtained such advice as it deemed necessary from experts, and MTS relied with the consent of the Board on any assessments made by experts to the Company with respect to such matters. MTS did not conduct any independent verification of the Company Projections or make an assessment as to the Company POS or the Projected Contingent Consideration Payment Dates, and expressed no view as to the Company Projections, the Company POS or the Projected Contingent Consideration Payment Dates or the assumptions on which they are based. Without limiting the generality of the foregoing, with respect to the Company Projections, the Company POS and the Projected Contingent Consideration Payment Dates, MTS assumed, with the Board’s consent, and based upon discussions with the Company’s management, that they have been reasonably prepared in good faith, that the Company Projections reflect the best currently available estimates and judgments of the management of the Company of the future results of operations and financial performance of the Company, and that the Company POS and the Projected Contingent Consideration Payment Dates reflect the best currently available estimates and judgments of the management of the Company of the probability of achieving the milestones giving rise to, and timing, of the Contingent Consideration payments.

In arriving at its opinion, MTS made no analysis of, and expressed no opinion as to, the adequacy of the reserves of the Company and relied upon information supplied to MTS by the Company as to such adequacy. In addition, MTS did not make any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of the Company, Parent or any of their respective subsidiaries, and MTS has not been furnished with any such evaluations or appraisals, nor has MTS evaluated the solvency of the Company, Parent or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by MTS in connection with its opinion were going concern analyses. MTS expressed no opinion regarding the liquidation value of the Company or any other entity. MTS assumed that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent relevant financial statements made available to MTS. Without limiting the generality of the foregoing, MTS undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, the MTS Opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. MTS also assumed that neither the Company nor Parent is party to any material pending transaction that has not been disclosed to MTS, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transactions. MTS also did not consider any potential legislative or regulatory changes currently being considered or that may be adopted by any governmental or regulatory bodies or any potential changes in accounting methods or generally accepted accounting principles that may be adopted.

MTS assumed that the representations and warranties of each party contained in the Merger Agreement and the CVR Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement and the CVR Agreement and any other agreement contemplated thereby, that all conditions to the consummation of the Transactions will be satisfied without waiver thereof, and that the transactions contemplated by the Merger Agreement will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement thereof. MTS assumed that the final forms of the Merger Agreement and the CVR Agreement will be in all material respects identical to the Draft Merger Agreement and Draft CVR Agreement, respectively. MTS also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with the Transactions will be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the Company or the benefits contemplated to be realized as a result of the Transactions.

The MTS Opinion states that it was necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to MTS, as of the date of its opinion. It should be understood that, although subsequent developments may affect the conclusion reached in such opinion, MTS does not have any obligation to update, revise or reaffirm the MTS Opinion.

The MTS Opinion addresses solely the fairness, from a financial point of view, to the holders of the Shares (other than Parent, Purchaser and their respective affiliates, and holders of Excluded Shares) of the Offer Price to be received by such holders pursuant to the Transactions and does not address any other terms in the Merger Agreement (including for the avoidance of doubt the treatment of Company Stock Options, Company Warrants and RSUs) or the CVR Agreement or any other agreement relating to the Transactions or any other aspect or implication of the Transactions, including without limitation the form or structure of the Transactions, and the form or terms of the CVR relating to transferability, illiquidity or otherwise. The MTS Opinion does not address the decision to proceed with the Transactions or the relative merits of the Transactions compared to other alternatives available to the Company. The MTS Opinion does not express any opinion as to the prices or ranges of prices at which shares or other securities of any person, including the Shares, will trade at any time, including following the announcement or consummation of the Transactions. The CVRs are subject to significant transfer restrictions and are not freely tradable, and MTS did not express any opinion as to the price at which the CVRs can be sold. MTS was not requested to opine as to, and the MTS Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Transactions, or any class of such persons, relative to the compensation to be paid to the stockholders of the Company in connection with the Transactions or with respect to the fairness of any such compensation.

In accordance with customary investment banking practices, MTS employed generally accepted valuation methods in reaching its opinion. The MTS Opinion was reviewed and approved by a fairness committee of MTS.

Summary of Financial Analysis

The following is a summary of the material financial analyses undertaken by MTS in connection with rendering the MTS Opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by MTS. The order of the analyses described below does not represent the relative importance or weight given to those analyses by MTS. Some of the summaries of financial analyses include information presented in tabular format. The tables must be read together with the full text of the corresponding summaries and are alone not a complete description of the financial analyses performed by MTS. Considering the data in the tables below without considering the corresponding full narrative descriptions of the financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of the financial analyses performed by MTS.

MTS performed stand-alone valuation analyses of the Company using a variety of valuation methodologies described below. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 31, 2017, and is not necessarily indicative of current market conditions.

Analysis of Merger Consideration

MTS conducted an analysis of the per share consideration to be paid to the holders of the Shares (other than Parent, Purchaser and their respective affiliates, and holders of Excluded Shares) in the Transactions. Such consideration is equal, on a per share basis, to $1.52 upfront in cash plus three Contingent Consideration payments, represented by a CVR, in each case if certain conditions are satisfied, resulting in a total unadjusted consideration per share of Common Stock up to $4.10. The Contingent Consideration payments are subject to adjustment based on the Company’s net cash at the closing of the Transactions and the order in which the milestones are achieved, as described more fully in the section of this Schedule 14D-9 entitled “—Arrangements between the Company and Parent—Contingent Value Rights Agreement.” Such conditions, which in the case of the first two Contingent Consideration payments relate to the initiation of Phase III studies for the IV OCR-002 and Oral OCR-002, respectively, and in the case of the third Contingent Consideration payment relate to the achievement of $500 million in cumulative net sales, are described more fully in the section of this Schedule 14D-9 entitled “—Arrangements between the Company and Parent—Contingent Value Rights Agreement.” For analytical purposes, Company management provided MTS with its best estimates (on a non-probability adjusted basis) of the Projected Contingent Consideration Payment Dates, and approved MTS’s use of such estimated payment dates in its analyses (further discussion of the Contingent Consideration Payment Dates is set forth in “—Certain Prospective Financial Information about Ocera Provided to Mallinckrodt, the Company’s Financial Advisor and the Board” below). There is no guarantee that the conditions triggering any or all of the Contingent Consideration payments will be satisfied or, if triggered, when such condition will be satisfied.

Historical Stock Price Analysis

MTS reviewed the historical trading prices for the shares of the Company’s common stock on certain dates and the volume weighted average prices (“VWAP”) for certain periods, in order to put the current stock price in perspective with historical averages. MTS noted that the closing stock price of the Shares of common stock on

October 31, 2017 (the last full trading day prior to the delivery by MTS of its opinion to the Board) was $1.02 per share. The following table presents the results of this historical share price analysis as of October 31, 2017:

Stock Price	Mean Closing Price	VWAP
Last 10 Trading Days	$1.06	$1.07
Last 30 Trading Days	$1.09	$1.11
Since May 9, 2017*	$1.08	$1.10
Last Six Months	$1.10	$1.11
Since January 30, 2017**	$1.07	$1.17
Last Twelve Months	$1.35	$1.26
52 Week Low		$0.52
52 Week High		$2.95

*	The date the Company presented post-hoc protocol analysis demonstrating that IV OCR-002 achieved its primary endpoint in patients with confirmed hyperammonemia with statistical significance.
**	The date IV OCR-002 Phase IIb topline results in hepatic encephalopathy showed clinical benefit, but were not statistically significant.

Methodology for Estimating Probability of Success (POS) Adjustments

For purposes of its analysis, MTS used and relied upon the probability of success (“POS”) assumptions and projections provided and developed by the Company’s management based on the management’s experience, including with respect to clinical development experience and management’s expectation of commercial success.

In order for a prescription drug to reach the market, that drug must successfully complete various phases of clinical trials and then must be approved by a regulatory agency (such as the FDA) for marketing. Typically, a drug progresses from preclinical (non-human) testing into clinical (human) testing in a serial manner culminating in the regulatory review and potential approval.

In order to calculate the probability of success for a drug to gain regulatory approval, one must consider the total cumulative probability of the drug progressing from the current phase of clinical development through approval. Because each phase of development has its own individual probability of success, in order to calculate the total cumulative probability of success through approval at any given point in development, one typically uses the product of multiplying all of the probabilities of success of each individual phase to be completed to arrive at a total cumulative probability of success for development and regulatory approval. The probability of success for each stage of development is applied directly to relevant revenues and expenses.

Furthermore, while a product may achieve regulatory approval to be marketed, there is no guarantee that it will achieve its commercial projections, and therefore management will estimate a commercial probability of success in addition to the probability of success for development and regulatory approval. Management provided detailed revenue forecasts throughout the forecast period, adjusted for both the probability of success for development and regulatory approval and the commercial probability of success (defined as the “Company Projections” and discussed in detail in “—Certain Prospective Financial Information about Ocera Provided to Mallinckrodt, the Company’s Financial Advisor and the Board” below).

The Company Valuation Analysis

MTS analyzed the valuation of the Company using three different methodologies:

•	a discounted cash flow analysis;

•	a selected comparable publicly traded companies analysis; and

•	a selected comparable acquisitions analysis.

The results of each of these analyses are summarized below.

The Company’s management provided POS-adjusted Company Projections, including individual projections for the intravenous formulation and oral formulation of OCR-002, which were combined to generate whole company projections (as set forth and defined under the heading “—Certain Prospective Financial Information about Ocera Provided to Mallinckrodt, the Company’s Financial Advisor and the Board” of this Schedule 14D-9).

Discounted Cash Flow Analysis. A discounted cash flow analysis is a valuation methodology that calculates a company’s value as the net present value of that company’s projected future cash flows by discounting those cash flows back to the present at that company’s cost of capital. MTS conducted a discounted cash flow analysis using the probability-adjusted Company Projections for the purpose of determining an implied per share price of the Company’s Common Stock.

MTS’s discounted cash flow analysis on the Company applied a range of discount rates of 18% to 22% and assumed no terminal value, as the Company Projections assume rapid genericization of the drug after patent expiry. This range of discount rates was based upon a calculation of the Company’s weighted average cost of capital (“WACC”) using an analysis of certain selected small- to mid-cap commercial life sciences companies, adjusted for size premium, which reflects the cost of capital applicable to risk associated with newly commercial life science companies, and MTS’s experience and professional judgment. The rationale for applying the WACC of small- to mid-cap commercial life science companies, which reflect among other risks, commercial execution and financing risk as well as systemic market risk, is because Company Projections already factor in the product-specific risks associated with development. MTS reviewed and analyzed, based on the Company Projections, the cash flows to be generated by the Company to determine the present value of the Company’s discounted cash flows.

This analysis indicated an implied per share range for the Company’s common stock of $1.26 to $1.96, based on the WACC range as follows:

POS-Adjusted Standalone Total Net Present Value Per Share*
WACC	Standalone Valuation**	% Premium to Stock Price as of October 31, 2017	% Premium to 30-day VWAP as of October 31, 2017
18%	$1.96	92%	77%
19%	$1.76	72%	59%
20%	$1.58	55%	42%
21%	$1.41	38%	27%
22%	$1.26	24%	14%

*	Standalone valuation per share is based on 81.752 million diluted shares, assuming a near-term equity financing generating $30.0 million in net proceeds.
**	Standalone valuation assumes a probability of commercial success factor applied to each of the IV OCR-002 and Oral OCR-002 formulations.

Applying the POS-adjusted net present value based on the POS timing used for the standalone discounted cash flow valuation above, the net present value of the total unadjusted consideration per share for the Company’s common stock in the Transactions of $4.10 is $1.99, which exceeds the high-end of the range of standalone valuations presented in the table above.

Publicly Traded Comparable Companies Analysis. A publicly traded comparable companies analysis calculates a company’s valuation by applying valuations of comparable public companies to the company being valued. MTS compared the projected operating performance of the Company, based on the Company Projections, with publicly available information concerning other publicly traded companies and reviewed the current and historical market prices of the shares of common stock and certain publicly traded securities of such other companies.

The information that MTS reviewed for each selected company included market data, as of October 31, 2017, market capitalization, and enterprise value. Enterprise value was calculated as equity value (taking into account outstanding in-the-money options, restricted stock units and other equity awards and convertible securities), plus book value of debt, less cash equivalents.

MTS selected the following seven publicly traded companies focused on the Acute Care space with a lead program developmental drug currently in Phase II:

Company	Stock Price	Market Capitalization	Enterprise Value
Kiadis Pharma NV	$9.19	$159	$135
Cidara Therapeutics, Inc.	$7.70	$156	$68
Synthetic Biologics, Inc.	$0.83	$106	$103
ContraFect Corporation	$1.03	$76	$54
ReNeuron Group plc	$0.02	$75	$9
Evgen Pharma plc	$0.23	$18	$13
Kalytera Therapeutics, Inc.	$0.07	$9	$8
($ in millions, except per share figures)

Although none of the selected companies is directly comparable to the Company, MTS included these companies in its analysis because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations, for example development risk and commercial assumptions, of the Company. There are few true current comparable companies, in the Acute Care setting, with mixed Phase II data where, as in the case of the Company, the primary endpoint of the Phase II study missed statistical significance for the drug being studied.

The maximum, mean, median and minimum market capitalizations for the selected companies were $159 million, $86 million, $76 million and $9 million, respectively.

The maximum, mean, median and minimum enterprise values for the selected companies were $135 million, $56 million, $54 million and $8 million, respectively. All enterprise values were adjusted for the Company’s estimated net cash at the closing of the Transactions of $2.9 million (excluding transaction related expenses and fees), assuming a December 15, 2017, closing (the “Net Cash Adjustment”).

Based on the range of enterprise values of the above selected companies as adjusted by the Net Cash Adjustment, divided by the Company’s outstanding diluted share count as of October 31, 2017, of 27.698 million shares, the comparable companies analysis resulted in an illustrative per share of Common Stock equity value range of $0.40 to $3.80 (rounded to the nearest ten cents).

Selected Acquisitions Analysis. MTS examined selected business combinations since June 2008 where the target company focused on the Acute Care space with its lead developmental drug in Phase II to the extent that the transaction values were disclosed for such selected transactions. There are few comparable transactions where the target company had experienced mixed Phase II data where the primary endpoint of the Phase II study missed statistical significance for the drug being studied. MTS reviewed and analyzed the following five business combinations:

Date Announced	Target	Acquiror	Upfront Transaction Value ($ in millions)	Total Transaction Value ($ in millions)
July 2015	Coretherapix S.L.	TiGenix NV	$12	$329
April 2013	AlphaCore Pharma LLC	MedImmune, LLC	ND*	$190	**
December 2009	Novexel SA	AstraZeneca plc	$350	$425
August 2008	Adenosine Therapeutics, LLC	Clinical Data, Inc.	$36	$66
June 2008	Protez Pharmaceuticals, Inc.	Novartis International AG	$102	$402

*	Not publicly disclosed.
**	Reported transaction value “up to” $190 million.

Although none of the selected transactions is directly comparable to the Transactions, the target companies in the selected transactions are companies with certain characteristics that, for the purposes of analysis, may be considered similar to the Company. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operations, financial condition and prospects of the Company and the companies included in the selected transactions analysis.

Financial data for the precedent transactions was based on publicly available information at the time of the announcement of the relevant transactions that MTS obtained from SEC filings, relevant press releases, Wall Street analysts, and company websites as of October 31, 2017. Comparable transactions were considered for both their upfront and total transaction values to best evaluate each transaction’s consideration and because many of the comparable transactions contained contingent value rights.

The results of the analysis for these selected comparable acquisitions are summarized as follows:

	Upfront Transaction Value (in millions)	Total Transaction Value (in millions)
Maximum	$350	$425
Mean	$125	$282
Median	$69	$329
Minimum	$12	$66

MTS applied the Net Cash Adjustment to the upfront and total transaction values of the target companies in the selected transactions to arrive at equity values and then divided the results by the total number of the Company’s fully-diluted shares outstanding as of October 31, 2017, to arrive at an implied per share of Common Stock value range. The analysis indicated an implied per share of Common Stock value range of the Company’s common stock of $0.50 to $3.80 (rounded to the nearest ten cents) based on the upfront transaction values and $2.50 to $14.60 (rounded to the nearest ten cents) based on the total transaction values.

General Overview of Analyses; Other Considerations

The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. With respect to the valuation methodologies used by MTS, MTS used subjective judgment and made qualitative judgments as to the significance and relevance of each analysis and factor, and accordingly, MTS’s analysis must be considered as a whole. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions MTS reached are based on all the analyses and factors presented, taken as a whole, and also on application of MTS’s own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. MTS therefore gave no opinion as to the value or merit, standing alone, of any one or more parts of the analyses. Furthermore, MTS believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying MTS’s analysis and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of MTS with respect to the actual value of the Company or its capital stock.

In performing its analyses, MTS made numerous assumptions with respect to industry performance, general business, regulatory, and economic conditions, and other matters, all of which are beyond MTS’s control and many of which are beyond the control of the Company. Any estimates used by MTS in its analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

No single company or transaction used in the above analyses as a comparison is identical to the Company or the Transactions, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions analyzed. The analyses were prepared solely for purposes of MTS providing its opinion and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty.

The MTS Opinion was one of the many factors taken into consideration by the Board in making its determination to recommend to the Company stockholders that each of such stockholders tender his, her or its Shares. See the section entitled “—Reasons for the Recommendation of the Board.” Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the consideration or of whether the Board would have been willing to agree to a different amount of consideration. The consideration was approved by the Board and Mallinckrodt’s board of directors. MTS provided advice to the Board during these negotiations; however, MTS did not recommend any specific amount of consideration to the Company, Mallinckrodt or their respective boards of directors or suggested that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

MTS has consented to the inclusion of and reference to the MTS Opinion in this Schedule 14D-9; however, MTS has not assumed any responsibility for the form or content of this Schedule 14D-9, other than the MTS Opinion itself.

The Board selected MTS because MTS is nationally recognized in the health care industry as having investment banking professionals with significant experience in health care investment banking and merger and acquisition transactions, including transactions similar to the Transactions. Pursuant to an engagement letter agreement, dated as of April 19, 2017, by and between the Company and MTS, the Company engaged MTS to act as its financial advisor in connection with its consideration and evaluation of a potential sale transaction involving the Company. Upon delivery by MTS of an opinion in connection with the Transactions, MTS has received an opinion fee of $500,000. As compensation for MTS’s financial advisory services, the Company paid a non-refundable retainer of $75,000 and, upon completion of the Transactions, will pay a transaction fee of approximately $1,350,000. The non-refundable retainer and opinion fees will be credited against the transaction fee. In addition, the Company also agreed to reimburse MTS for its reasonable and documented out-of-pocket expenses incurred by or on behalf of MTS or any of its direct or indirect holding companies and/or any affiliates of MTS or such holding companies, including reasonable attorneys’ fees and expenses up to $50,000 without the

Company’s approval, such approval not to be unreasonably withheld, and to indemnify MTS and its related parties against various liabilities in connection with MTS’s engagement. Pursuant to MTS’s internal policies, MTS Securities LLC, rather than MTS Health Partners, L.P., delivered the fairness opinion.

MTS and its affiliates, as part of their investment banking services, are regularly engaged in the valuation of businesses (including those in the health care industry) and securities in connection with mergers and acquisitions, and for other purposes. As noted above, MTS acted as financial advisor to the Board in connection with the Transactions and participated in certain of the negotiations leading to the execution of the Merger Agreement in connection with the Transactions. Other than in connection with the Transactions, MTS has not provided investment banking or financial advisory services to the Company, Mallinckrodt or their respective affiliates and has not received compensation for such services in the two years prior to the date of the MTS Opinion. MTS or its affiliates may seek to provide such services to the Company and Mallinckrodt and/or certain of their respective affiliates in the future and would expect to receive fees for the rendering of these services. In the ordinary course of business, MTS and its clients may transact in the equity securities of each of the Company and Mallinckrodt and may at any time hold a long or short position in such securities.

Certain Prospective Financial Information about Ocera Provided to Mallinckrodt, the Company’s Financial Advisor and the Board.

The Company does not as a matter of course make public projections as to future performance or earnings, with the exception of near-term guidance with respect to use of cash, due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. In connection with its evaluation of potential strategic alternatives and specifically the transaction, however, the Company’s management prepared certain internal financial analyses and forecasts of the Company (the “Projections”). The Projections were developed under the assumption of continued standalone operation and did not give effect to any changes or expenses as a result of the transaction or any effects of the transaction. The Projections were not prepared with a view toward public disclosure and, accordingly, do not comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles (“GAAP”). The prospective financial information included in this Schedule 14D-9 offering document has been prepared by, and is the responsibility of, the Company’s management. MTS has not compiled, examined, audited, or performed any procedures with respect to the Projections, or has expressed any opinion or any other form of assurance on this information or its achievability, and assumes no responsibility for the accuracy or completeness thereof.

The projected financial data provided in these tables has not been updated to reflect the Company management’s current views of the Company or the Company’s future financial performance, and should not be treated as guidance with respect to projected results for 2017 or any other period. In addition, the projected financial data provided in these tables includes non-GAAP financial measures. These non-GAAP financial measures should not be considered as an alternative to operating income or net income as measures of operating performance, or as an alternative to cash flows, as a measure of liquidity. They also should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial measures may differ from others in its industry and the non-GAAP financial measures in these tables are not necessarily comparable with similar titled measures used by other companies. No reconciliation of non-GAAP financial measures in the Projections to GAAP measures was created or used during the sale process.

The tables below present selected elements of the Projections, as prepared by the Company’s management and provided to and approved by the Board on November 1, 2017 and as provided to MTS for its use and reliance in connection with its financial analyses and opinion to the Board as described below under the heading “—Opinion of the Company’s Financial Advisor.” The summary below is included solely to give the Company stockholders access to certain long-term financial projections that were made available to the Board and MTS Securities for purposes of performing analyses underlying its opinion, and is not included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to vote for the Merger Agreement or, whether any stockholder of the Company should tender his, her or its Shares for the Offer or for any other purpose.

The Projections, while presented with numerical specificity, were based on numerous variables and assumptions that necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Given that the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and the achievability of the Projections include, but are not limited to, risks and uncertainties pertaining to the Company’s business, including those risks and uncertainties described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2016, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The Projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when the Projections were prepared. In addition, the Projections do not take into account any circumstances, transactions or events occurring after the dates on which the Projections were prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the Projections. There can be no assurance that the financial results in the Projections will be realized, or that future actual financial results will not materially vary from those in the Projections.

The inclusion of selected elements of the Projections in the tables below should not be regarded as an indication that the Company and/or its affiliates, officers, directors, advisors or other representatives consider the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. None of the Company and/or its respective affiliates, officers, directors, advisors or other representatives gives any stockholder of the Company or any other person any assurance that actual results will not differ materially from the Projections, and, except as otherwise required by law, the Company and/or any its affiliates, officers, directors, advisors or other representatives undertake no obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the dates on which the Projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Projections are shown to be in error.

In light of the foregoing factors and the uncertainties inherent in the Projections, the Company stockholders are cautioned not to place undue reliance on the Projections. Mallinckrodt expresses no opinion regarding the Projections.

The Company’s management prepared and applied the following success scenarios for the Company’s key product candidates based on the Company management’s development experience and expectation of commercial success:

	IV		Oral
	POS per	Cumulative	POS per	Cumulative
	Phase	POS	Phase	POS
Ph I to II	100.0%	100.0%	100.0%	100.0%
Ph II to III	75.0%	75.0%	35.7%	35.7%
Ph III to NDA Filing	50.0%	37.5%	50.0%	17.9%
NDA Filing to Approval	92.3%	34.6%	92.3%	16.5%

	IV		Oral
Probability of Commercial Success	60%		80%

The financial projections were prepared by the Company’s management based on certain assumptions they believed to be potentially achievable, including, but not limited to, POS in obtaining marketing authorization for both IV and Oral formulations of OCR-002. The financial projections also include a probability of commercial success factor for each of the IV OCR-002 and Oral OCR-002 formulations. The probability of commercial success is applied directly to relevant revenues and expenses that are projected to occur in commercialization. The financial projections reflect numerous other proprietary estimates and assumptions made by the Company’s management with respect to, among other things, OCR-002 approvals and launch years to global markets, pricing, prevalence and incidence of HE, penetration rates of the HE market and treatment compliance. In particular, for purposes of preparing the financial projections, the Company assumed that it would successfully implement an immediate equity financing plan to raise net proceeds of approximately $30.0 million through the issuance of approximately 54.0 million shares of Company common stock, representing total dilution of 67% to shares outstanding as of November 1, 2017.

Management determined the POS figures provided above in part based on the Company’s assessments as to the probability of achieving each of the milestones giving rise to, and the projected payment dates of, the Milestone Payments under the CVR Agreement as described more fully in the section of this Schedule 14D-9 entitled “—Arrangements Between the Company and Parent—Contingent Value Rights Agreement”). For purposes of determining the POS figures and preparing the financial projections only, management estimated the IV Milestone being achieved in 2018, the Oral Milestone being achieved in 2020, and the Commercial Sales Milestone being achieved in 2024.

A summary of the financial projections as approved by the Board and provided to MTS is set forth in the tables below.

IV Formulation (POS Adjusted)
($ in mm)	2017 E	2018 E	2019 E	2020 E	2021 E	2022 E	2023 E	2024 E	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E
Income Statement
Total Net Revenues	$0	$0	$0	$0	$0	$25	$48	$94	$148	$174	$181	$188	$195	$203
Gross Profit	$0	($2)	$0	$0	($2)	$20	$45	$87	$137	$169	$176	$183	$190	$198
EBIT(1)	($7)	($25)	($21)	($14)	($32)	($15)	$16	$64	$116	$148	$154	$161	$167	$174

($ in mm)	2017 E	2018 E	2019 E	2020 E	2021 E	2022 E	2023 E	2024 E	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E
Unlevered Free Cash Flow(2)	($7)	($25)	($21)	($14)	($32)	($15)	$12	$50	$92	$118	$123	$128	$133	$139

Oral Formulation (POS Adjusted)
($ in mm)	2017 E	2018 E	2019 E	2020 E	2021 E	2022 E	2023 E	2024 E	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E
Income Statement
Total Net Revenues	$0	$0	$0	$0	$0	$0	$5	$12	$37	$66	$98	$119	$127	$136
Gross Profit	$0	$0	($1)	$0	$0	($1)	$4	$10	$33	$60	$90	$109	$116	$124
EBIT(1)	($9)	($8)	($18)	($11)	($7)	($8)	($11)	($4)	$22	$48	$80	$99	$106	$113

($ in mm)	2017 E	2018 E	2019 E	2020 E	2021 E	2022 E	2023 E	2024 E	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E
Unlevered Free Cash Flow(2)	($9)	($8)	($18)	($11)	($7)	($8)	($12)	($5)	$17	$38	$63	$79	$85	$90

(1)	EBIT is defined as earnings before interest and taxes.
(2)	Unlevered free cash flow is defined as NOPAT plus depreciation and amortization expenses, less change in net working capital and capital expenditures.

In light of the foregoing factors and the uncertainties inherent in the Projections, Ocera stockholders are cautioned not to place undue, if any, reliance on the Projections.

Intent to Tender.

Pursuant to the Tender Agreement, each executive officer and director of the Company has agreed to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Company has retained MTS as its financial advisor in connection with the evaluation and negotiation of potential strategic transactions, including the transactions contemplated by the Merger Agreement and, in connection with such engagement, MTS provided the opinion described in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor,” which is filed as Annex A hereto and is incorporated herein by reference.

For information regarding the Company’s retention of MTS, see “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor.”

Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s security holders on its behalf concerning the Offer, the Merger or any other matter.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Compensation Arrangements Entered Into in Connection with the Merger” is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to an appraisal of the “fair value” of their shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

If a stockholder wishes to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs (which shall be December 8, 2017 unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement) and twenty (20) days after the mailing of this Schedule 14D-9 (which date of mailing was on or around November 9, 2017), deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Ocera Therapeutics, Inc.

555 Twin Dolphin Drive, Suite 615

Redwood City, CA 94065

Fax: (650) 521-5677

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the merger consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the merger consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the merger consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the merger consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3 % of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the Board has exempted the Company from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Parent or any of its affiliates and the Company, each of Parent and the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Parent may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals.

U.S. Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. Based on the value of the Offer, however, the Company, Parent and Purchaser believe no HSR Act filing is required in connection with the Offer and the Merger.

Stockholder Approval of the Merger Not Required.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, Quarterly Report on Form 10-Q for the three months ended March 31, 2017 and Quarterly Report on Form 10-Q for the three months ended June 30, 2017.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; projections or forecasts of earnings; the expected benefits and costs of the transaction; management plans relating to the transaction and future operations; any expectation or belief; and any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9.	Exhibits.

(a)(1)(A)	Offer to Purchase dated November 9, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Mallinckrodt plc on November 9, 2017 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Joint Press Release issued by Ocera Therapeutics, Inc. and Mallinckrodt plc, on November 2, 2017 (incorporated by reference to Exhibit 99.2 to Ocera Therapeutic, Inc.’s Current Report on Form 8-K (File No. 001-35119) filed with the Securities and Exchange Commission on November 2, 2017).

(a)(1)(G)	Copy of Presentation of Mallinckrodt plc—Mallinckrodt Strategic Acquisition—Ocera Therapeutics, dated November 2, 2017 (incorporated by reference to Exhibit 99 to the Schedule TO-C filed by Mallinckrodt plc with the Securities and Exchange Commission on November 2, 2017).

(a)(1)(H)	Summary Advertisement as published in The New York Times on November 9, 2017 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(I)	Amendment to Bylaws of Ocera Therapeutics, Inc., dated November 1, 2017 (incorporated by reference to Exhibit 3.1 to Ocera Therapeutics, Inc.’s Current Report on Form 8-K (File No. 001-35119) filed with the Securities and Exchange Commission on November 2, 2017).

(a)(5)(A)	Opinion of MTS Health Partners, L.P. dated November 1, 2017 (attached hereto as Annex A).

(e)(1)	Agreement and Plan of Merger, dated as of November 1, 2017, by and among Ocera Therapeutics, Inc., MAK LLC, MEH Acquisition Co. and for limited purposes, Mallinckrodt plc (incorporated by reference to Exhibit 2.1 to Ocera Therapeutics, Inc.’s Current Report on Form 8-K (File No. 001-35119) filed with the Securities and Exchange Commission on November 2, 2017) (the “Merger “Agreement”).

(e)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to Ocera Therapeutic, Inc.’s Current Report on Form 8-K (File No. 001-35119) filed with the Securities and Exchange Commission November 2, 2017).

(e)(3)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit A to Exhibit 2.1 to Ocera Therapeutic, Inc.’s Current Report on Form 8-K (File No. 001-35119) filed with the Securities and Exchange Commission on November 2, 2017).

(e)(4)	Mutual Non-Disclosure Agreement, dated January 20, 2017, by and between Ocera Therapeutics, Inc. and Mallinckrodt LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(5)	Ocera Therapeutics, Inc. Third Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.3 to Ocera Therapeutics, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016).

(e)(6)	Ocera Therapeutics, Inc. Fourth Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.3 to Ocera Therapeutics, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017).

(e)(7)	2005 Stock Plan of Ocera Therapeutics, Inc. (now known as Ocera Subsidiary, Inc.), as amended (the “2005 Plan”) (incorporated by reference to Exhibit 10.6 to Ocera Therapeutics, Inc.’s Current Report on Form 8-K filed on August 14, 2013).

(e)(8)	Form of Notice of Stock Option Grant (Traditional Vesting) pursuant to the 2005 Plan (incorporated by reference to Exhibit 10.7 to Ocera Therapeutics, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013).

(e)(9)	Form of Notice of Stock Option Grant (Single Trigger) pursuant to the 2005 Plan (incorporated by reference to Exhibit 10.8 to Ocera Therapeutics, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013).

(e)(10)	Form of Notice of Stock Option Grant (Double Trigger) pursuant to 2005 Plan (incorporated by reference to Exhibit 10.9 to Ocera Therapeutics, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013).

(e)(11)	Ocera Therapeutics, Inc. Fourth Amended and Restated 2011 Stock Option and Incentive Plan, together with forms of award agreements (incorporated by reference to Exhibit 10.1 to Ocera Therapeutics, Inc.’s Current Report on Form 8-K filed on June 15, 2016).

(e)(12)	Amended and Restated Employment Agreement dated as of April 8, 2016 by and between Ocera Therapeutics, Inc. and Linda Grais (incorporated by reference to Exhibit 10.1 to Ocera Therapeutics, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016)

(e)(13)	Amendment to Amended and Restated Agreement for Employment by and between Ocera Therapeutics, Inc. and Linda Grais dated March 29, 2017 (incorporated by reference to Exhibit 10.1 to Ocera Therapeutics, Inc.’s Current Report on Form 8-K filed on March 31, 2017).

(e)(14)	Amended and Restated Employment Agreement dated as of January 6, 2016 by and between Ocera Therapeutics, Inc. and Michael Byrnes (incorporated by reference to Exhibit 10.2 to Ocera Therapeutics, Inc.’s Current Report on Form 8-K filed on January 8, 2016).

(e)(15)	Amendment to Amended and Restated Agreement for Employment by and between Ocera Therapeutics, Inc. and Michael Byrnes dated March 29, 2017 (incorporated by reference to Exhibit 10.2 to Ocera Therapeutics, Inc.’s Current Report on Form 8-K filed on March 31, 2017).

(e)(16)	Employment Agreement dated as of January 5, 2016 by and between Ocera Therapeutics, Inc. and Stan Bukofzer, M.D. (incorporated by reference to Exhibit 10.1 to Ocera Therapeutics, Inc.’s Current Report on Form 8-K filed on January 8, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 9, 2017

Ocera Therapeutics, Inc.

By:	/s/ Michael Byrnes
	Name:	Michael Byrnes
	Title:	Chief Financial Officer and Treasurer

ANNEX A

MTS Partners Fairness Opinion

MTS SECURITIES, LLC

November 1, 2017

Board of Directors

Ocera Therapeutics, Inc.

555 Twin Dolphin Drive, Suite 615

Redwood City, California 94065

Members of the Board of Directors:

We understand that Ocera Therapeutics, Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, expected to be dated as of November 01, 2017 (the “Merger Agreement”), by and among MAK LLC, a Delaware limited liability company (“Parent”), MEH Acquisition Co., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Purchaser”), the Company, and, solely for the purposes set forth in the Merger Agreement, Mallinckrodt plc, an Irish public limited company (“Guarantor”). Pursuant to the Merger Agreement, Purchaser shall (and Parent shall cause Purchaser to) commence a tender offer (as it may be amended from time to time as permitted under the Merger Agreement, the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.00001 per share, of the Company (the “Common Stock”), other than Excluded Shares, for (a) $1.52 per share, net to the seller in cash (the “Closing Amount”), without interest, plus (b) one (1) non-transferable contingent value right (a “CVR”, and together with the Closing Amount, collectively, or any higher amount per share of Common Stock paid pursuant to the Offer, and as may be adjusted in accordance with the Merger Agreement, being the “Offer Price”) to be issued by Parent pursuant to the CVR Agreement (as defined in the Merger Agreement). As further described in the CVR Agreement, each CVR will entitle the holder thereof to receive one or more contingent payments, if any, net to the seller in cash, without interest, upon the achievement of certain milestones, subject to and in accordance with the terms and conditions of the CVR Agreement (the “Contingent Cash Consideration”). The Merger Agreement further provides that, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”, and together with the “Offer”, the “Transaction”), with the Company continuing as the surviving corporation in the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, whereby (i) each issued and outstanding share of Common Stock not owned by Parent, Purchaser or the Company (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive the Offer Price, in cash, without interest, and (ii) the Company shall become a direct wholly-owned Subsidiary of Parent as a result of the Merger. The terms and conditions of the Offer are more fully set forth in the Merger Agreement and the CVR Agreement, and capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Common Stock (other than Parent, Purchaser and their respective affiliates, and holders of Excluded Shares) of the Offer Price to be received by such holders pursuant to the Merger Agreement.

In the course of performing our review and analyses for rendering the opinion set forth below, we have:

1.	reviewed the financial terms of the October 31, 2017, draft of the Merger Agreement (the “Draft Merger Agreement”);

2.	reviewed the financial terms of the October 31, 2017, draft of the CVR Agreement (the “Draft CVR Agreement”);

3.	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

4.	reviewed certain publicly available financial analyses and forecasts relating to the Company prepared by equity analysts who report on the Company;

5.	reviewed certain internal financial analyses and forecasts prepared by and provided to us by the management of the Company relating to its business (the “Company Projections”);

6.	discussed with Company management the Company’s assessments as to the probability of achieving each of the milestones (the “Company POS”) giving rise to, and the projected payment dates of, the Contingent Cash Consideration (the “Projected Contingent Cash Consideration Payment Dates”), and assumed the accuracy thereof;

7.	conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 3 - 6 above, the other strategic alternatives considered or pursued by the Company since 2016, the likelihood of the Company being able to enter into partnership arrangements or obtain financing to the extent necessary to finance the Company’s strategic plan, and certain other matters we believed necessary or appropriate to our inquiry;

8.	compared the financial and operating performance of the Company with publicly available information concerning other publicly-traded companies and reviewed the current and historical market prices of the Common Stock and certain publicly traded securities of such other companies, in each case, that we deemed relevant;

9.	reviewed and analyzed the proposed financial terms of the Transaction as compared to the financial terms of certain selected business combinations and the consideration paid in such transactions that we deemed relevant;

10.	reviewed and analyzed, based on the Company Projections and the Company POS, the cash flows generated by the Company to determine the present value of the Company’s discounted cash flows; and

11.	performed such other financial studies, analyses and investigations and considered such other information as we deemed appropriate for the purposes of the opinion set forth below.

In arriving at the opinion set forth below, we have assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by us, and upon the assurances of the management of the Company that they are not aware of any material relevant developments or matters related to the Company or that may affect the Transaction that have been omitted or that remain undisclosed to us. The opinion set forth below does not address any legal, regulatory, tax or financial reporting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from experts, and we have relied with your consent on any assessments made by experts to the Company with respect to such matters. We have not conducted any independent verification of the Company Projections or made an assessment as to the Company POS or the Projected Contingent Cash Consideration Payment Dates, and we express no view as to the Company Projections, the Company POS or the Projected Contingent Cash Consideration Payment Dates or the assumptions on which they are based. Without limiting the generality of the foregoing, with respect to the Company Projections, the Company POS and the Projected Contingent Cash Consideration Payment Dates, we have assumed, with your consent, and based upon discussions with the Company’s management, that they have been reasonably prepared in good faith, that the Company Projections reflect the best currently available estimates and judgments of the management of the Company of the future results of operations and financial performance of the Company, and that the Company POS and the Projected Contingent Cash Consideration Payment Dates reflect the best currently available estimates and judgments of the management of the Company of the probability of achieving the milestones giving rise to, and timing, of the Contingent Cash Consideration Payments.

In arriving at the opinion set forth below, we have made no analysis of, and express no opinion as to, the adequacy of the reserves of the Company and have relied upon information supplied to us by the Company as to such adequacy. In addition, we have not made any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of the Company, Parent or any of their respective subsidiaries, and we have not been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of the Company, Parent or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. We have assumed that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent relevant financial statements made available to us. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion set forth below makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor Parent is party to any material pending transaction that has not been disclosed to us, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transaction. We also have not considered any potential legislative or regulatory changes currently being considered or that may be adopted by any governmental or regulatory bodies or any potential changes in accounting methods or generally accepted accounting principles that may be adopted.

We have assumed that the representations and warranties of each party contained in the Merger Agreement and the CVR Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement and the CVR Agreement and any other agreement contemplated thereby, that all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and that the transactions contemplated by the Merger Agreement will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement thereof. We have assumed that the final forms of the Merger Agreement and the CVR Agreement will be in all material respects identical to the Draft Merger Agreement and Draft CVR Agreement, respectively. We have also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with the Transaction will be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the Company or the benefits contemplated to be realized as a result of the Transaction.

Our opinion set forth below is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us, as of the date of this letter. It should be understood that, although subsequent developments may affect the conclusion reached in such opinion, we do not have any obligation to update, revise or reaffirm this opinion.

Our opinion set forth below addresses solely the fairness, from a financial point of view, to the holders of Common Stock (other than Parent, Purchaser and their respective affiliates, and holders of Excluded Shares) of the Offer Price to be received by such holders pursuant to the Transaction and does not address any other terms in the Merger Agreement (including for the avoidance of doubt the treatment of Company stock options, Company warrants and RSUs) or the CVR Agreement or any other agreement relating to the Transaction or any other aspect or implication of the Transaction, including without limitation the form or structure of the Transaction, and the form or terms of the CVR relating to transferability, illiquidity or otherwise. Our opinion set forth below does not address the Company’s underlying business decision to proceed with the Transaction or the relative merits of the Transaction compared to other alternatives available to the Company. We express no opinion as to the prices or ranges of prices at which shares or other securities of any person, including shares of the Common Stock, will trade at any time, including following the announcement or consummation of the Transaction. As you are aware, the CVRs are subject to significant transfer restrictions and are not freely tradable, and we are not expressing any opinion as to the price at which the CVRs can be sold. We have not been requested to opine as to, and our opinion set forth below does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the compensation to be paid to the stockholders of the Company in connection with the Transaction or with respect to the fairness of any such compensation.

This letter and the opinion set forth below are provided to the Board of Directors of the Company for your information in connection with your consideration of the Transaction and may not be used for any other purpose or disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transaction if such inclusion is required by applicable law. This opinion set forth below does not constitute a recommendation to the Board of Directors or any stockholder of the Company as to how to vote or to take any other action in connection with the Transaction, including, without limitation, whether any stockholder should tender his, her or its shares in connection with the Offer or whether or not any holder of Company Common Stock should enter into any voting, stockholders’ or affiliates’ agreement with respect to the Transaction, or exercise any dissenter’s or appraisal rights that may be available to any such stockholder.

As part of our investment banking services, we are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. We have acted as the Company’s financial advisor in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction. We will receive a fee for rendering the opinion set forth below. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We may also seek to provide financial advisory and financing services to the Company, Parent or their respective affiliates in the future and expect to receive fees for the rendering of any such services. Other than in connection with the Transaction, we have not provided investment banking or financial advisory services to the Company, Parent or their respective affiliates and have not received compensation for any such services in the two years prior to the date of this opinion. In the ordinary course of business, we and our clients may transact in the equity securities of each of the Company and Parent and may at any time hold a long or short position in such securities.

This opinion was reviewed and approved by a fairness committee of MTS Securities, LLC.

Based upon and subject to the foregoing, it is our opinion as of the date hereof that the Offer Price to be received by the holders of Common Stock (other than Parent, Purchaser and their respective affiliates, and holders of Excluded Shares) pursuant to the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ MTS Securities, LLC

MTS SECURITIES, LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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